Exhibit 1

For the forward-looking non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis, as the effect of adjusting items and rates of exchange, which could be significant, may be highly variable and cannot be estimated with reasonable certainty. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting constant currency adjusted revenue; present revenue before presenting constant currency New Category revenue; and present earnings per share before presenting constant currency adjusted diluted earnings per share.

27 February 2020

BRITISH AMERICAN TOBACCO p.l.c.

PRELIMINARY ANNOUNCEMENT – YEAR ENDED 31 DECEMBER 2019

STRONG OPERATIONAL PERFORMANCE DRIVES DELEVERAGING

KEY FINANCIALS	2019		Change vs 2018
	Current	Constant	Current	Constant
IFRS	rates	rates	Rates	rates
Revenue	£25,877m		+5.7%
Profit from operations	£9,016m		-3.2%
Basic earnings per share (EPS)	249.7p		-5.4%
Diluted EPS	249.0p		-5.4%
Net cash generated from operating activities	£8,996m		-12.6%
Borrowings	£45,366m		-4.5%
Non-GAAP:
Adjusted revenue	£25,827m	£25,683m	+6.2%	+5.6%
Adjusted profit from operations	£11,130m	£11,032m	+7.6%	+6.6%
Adjusted diluted EPS	323.8p	321.6p	+9.1%	+8.4%
Adjusted net debt	£41,726m		-3.9%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on pages 47 to 53, with reconciliations from the most comparable IFRS measure provided.

Key highlights, at current rates unless otherwise stated:

•	Reported diluted EPS of 249.0p down 5.4%, impacted by a number of adjusting items discussed below;
•	Adjusted diluted EPS of 323.8p up 9.1%, or 321.6p up 8.4% at constant rates;
•	Cigarette and THP volume share[1] increased by 20bps, with value share[2] up 30bps in key markets;
•

New Categories revenue grew 36.9% or 32.4% to £1,214m at constant rates with strong growth in all categories, despite the slowdown in US vapour. Excluding US vapour, New Categories revenue grew 39% at constant rates;

•	Reported revenue of £25,877m (up 5.7%);
•	Adjusted revenue of £25,827m (up 6.2%), or £25,683m on a constant currency basis (up 5.6%);
•

Reported profit from operations of £9,016m down 3.2% driven by adjusting items of £2,114m (2018: £1,034m) partly due to the charges incurred in respect of Canada (Quebec), Quantum (simplification programme), other smoking and health litigation including Engle in the US, Russia (excise dispute) and Indonesia (goodwill impairment), the majority of which are non-cash items;

•	Adjusted profit from operations of £11,130m (up 7.6%), an increase of 6.6% on a constant currency basis;
•	Reported operating margin declined 320 bps to 34.8%, largely due to the adjusting items;
•	Adjusted operating margin up 50 bps with significantly increased investment in New Categories; and
•	Dividend up 3.6% to 210.4p, in line with our commitment to a 65% pay-out ratio of adjusted diluted EPS.

KEY PERFORMANCE INDICATORS – SUMMARY

IFRS

•	Reported revenue increased 5.7% to £25,877m;
•

Reported profit from operations was down 3.2% to £9,016m, with reported operating margin down 320 bps at 34.8%, as the Group was impacted by a number of financial headwinds totalling £2,114m. These include charges related to Canada (Quebec £436m), amortisation and impairment of trademarks (£481m), the Group’s restructuring programme Quantum (£264m), other litigation including Engle in the US (£236m), Russia (in relation to an excise dispute, £202m) and Indonesia (goodwill impairment £172m);

•	Reported basic and diluted EPS both declined 5.4% to 249.7p and 249.0p respectively;
•

Borrowings decreased to £45,366m (2018: £47,509m), driven by the net repayment of borrowings, foreign exchange tailwinds and cash generation more than offsetting the non-cash recognition of lease liabilities under IFRS 16 of £607m; and

•	Net cash generated from operating activities declined 12.6% to £8,996m, due to the timing of the Master Settlement Agreement (MSA) in the US in prior periods.

Volume and Share

•

Total cigarette and THP volume declined 4.4% to 677bn sticks, with cigarette volume down 4.7% and THP volume up 31.6%. Group volume was particularly impacted by a one-off stock reduction in Russia, combined volume decline in Egypt (due to a change in local taxes impacting Pall Mall) and Venezuela (where macroeconomic conditions remain challenging). The remainder of the Group performed largely in line with the industry[3] with combined cigarettes and THP volume down 3.2%. In the key markets, value share[2] increased 30 bps while volume share[1] was 20 bps up against 2018; and

•	Strategic Cigarette and THP volume was down 2.5%, with volume share up by 70 bps (or 30 bps excluding migrations), with growth in all regions.

Non-GAAP adjusted basis

•

Adjusted revenue[4] increased 6.2% to £25,827m, or 5.6% to £25,683m on a constant currency basis, as cigarette price/mix of 9% and growth in revenue from New Categories and Traditional Oral, more than offset lower cigarette volume;

•	Revenue from the Strategic Portfolio (defined on page 49) was up 8.9%, or 7.3% on a constant rate basis, with the growth driven (at constant rates) by:
◾	5.6% growth in revenue from the strategic combustible brands;
◾	32.4% increase in revenue from New Categories to £1,214m, with volume growth across all categories:
•	THP revenue up 22.7% to £693m, with consumable volume up 31.6% to 9bn sticks, driven by Japan, Ukraine and Russia;
•

Vapour revenue up 23.4% to £392m, with consumables volume increasing 19.5% to 226m units, with volume higher across ENA and Canada, which more than offset the slowdown in the US. In the US, volume returned to growth in the final quarter of the year; and

•	Modern oral revenue up 273% to £129m, with volume 188% higher (to 1,194m pouches) driven by Scandinavia, US and Russia; and
◾	11.0% increase in revenue from strategic traditional oral to £980m;
•

Adjusted profit from operations grew 7.6% to £11,130m, or 6.6% to £11,032m at constant rates of exchange as adjusted revenue growth and the continued drive for efficiency gains (including product rationalisation to remove complexity) more than offset the increased investment in New Categories;

•	Adjusted operating margin, at current rates, was 50 bps higher than 2018 at 43.1%;
•	Adjusted diluted earnings per share at constant rates of exchange increased 8.4% to 321.6p; and
•

Dividend per share increased 3.6% to 210.4p, payable in four quarterly dividend payments of 52.6p per share, being a pay-out ratio of 65% of adjusted diluted EPS, in line with the Group’s dividend pay-out policy.

KEY PERFORMANCE INDICATORS – SUMMARY continued

2020 outlook

We anticipate global industry cigarette and THP volume to be down c.4%, with US industry volume down c.5%, in 2020. We expect adjusted revenue growth in the 3-5% guidance range (at constant rates of exchange), together with continued operating margin improvement and further progress in New Categories towards our 2023/24 ambition of £5bn in revenue. Results, in particular New Category revenue growth, will be weighted to the second half of the year. The business is performing well and we are confident of delivering another year of high single figure constant currency adjusted EPS growth. Extrapolating today’s foreign exchange spot rates for the full year, we would expect a headwind of around 4% on full year adjusted EPS growth.

Definition of key terms

Adjusting items and constant currency measures

To provide a more comprehensive understanding of the performance of the Group, this announcement also presents the adjusted performance of the Group, at current and constant translational rates of exchange. This excludes the adjusting items explained on pages 31 to 35.

Adjusting items within this report represent certain items of income and expense which the Group considers distinctive based upon their size, nature or incidence. In addition, certain adjusting items within this report represent the potentially distorting impact of foreign exchange on certain of the Group’s results. As explained on page 47, the Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Cigarettes

The term cigarette principally refers to factory made cigarettes (FMC) and includes products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.

Strategic Portfolio

Adjusted Revenue Growth of the Strategic Portfolio is a management measure, included within the Group’s short-term incentive scheme.

The Strategic Portfolio is comprised of:

•	Strategic Combustibles and Strategic Traditional Oral products; and
•	New Categories products.

Strategic Combustibles

Strategic combustibles comprise the Strategic Cigarette and OTP (defined below) brands Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Camel (US) and Natural American Spirit (US).

Traditional Oral* comprises:

•	Strategic Traditional Oral
o	Strategic moist oral tobacco brands (including Grizzly and Kodiak);
o	Strategic snus products (including Camel and Granit); and
•	Other traditional moist oral brands and snus products (including Lundgrens).

New Categories* comprises:

•	Tobacco Heating Products (THP) including glo, Neo sticks and our hybrid products;
•	Vapour products including Vype, Vuse* (including Alto and Vibe), Ten Motives (including CIRRO) and ViP; and
•	Modern Oral including all white modern oral brands: EPOK, Lyft and Velo.

Based on the available science, products within “New Categories” and “Traditional Oral” have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.*

Other tobacco products (OTP) comprises largely the sales of roll-your-own (RYO), make-your-own (MYO), pipe and cigarillos.

*Our vapour product Vuse (including Alto and Vibe), and certain oral products including Grizzly, Granit, Camel Snus, Kodiak and Velo, which are sold in the US, are subject to the Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without agency clearance.

1. Key Market offtake volume share, as independently measured by retail audit agencies (including Nielsen), shipment share estimates, and share of retail for the US business, based upon latest available validated data. The Group’s Key Markets represent over 80% of the Group’s cigarette volume.

2. Value share represents the retail sales value of the product sold as a proportion of total retail sales value in that category.

3. Source – internal estimates.

4. Adjusted revenue excludes excise on bought-in goods, acquired and sold under short-term contract manufacturing agreements, discussed on page 31 which distort revenue and operating margin on a temporary basis. Such adjustment only applies to revenue related to certain non-strategic combustible volume in ENA.

PERFORMANCE IN NUMBERS
Year ended 31 December 2019
	Reported		Adjusted[6]		Adjusted[6] at CC7
	2019	Vs 2018	2019	Vs 2018	2019	Vs 2018

Cigarettes and THP Volume (bn sticks)
Cigarettes	668	-4.7%
Strategic cigarettes	430	-3.0%

Other	238	-7.7%
THP	9	+31.6%
	677	-4.4%
By region:
US	73	-6.0%
APME	221	-3.0%
AMSSA	152	-3.1%
ENA	231	-6.0%
Total	677	-4.4%

Other volume
Traditional Oral – bn sticks equivalent	8	-0.6%
Modern Oral – mn pouches	1,194	+188%
Vapour – mn pods/10ml units	226	+19.5%
OTP (incl RYO and MYO) – bn sticks equivalent	21	-7.1%

Revenue (£m):
US	10,373	+9.2%	10,373	+9.2%	9,917	+4.4%
APME	5,153	+5.6%	5,153	+5.6%	5,157	+5.6%
AMSSA	4,261	+3.6%	4,261	+3.6%	4,491	+9.2%
ENA	6,090	+1.4%	6,040	+3.7%	6,118	+5.0%
Total	25,877	+5.7%	25,827	+6.2%	25,683	+5.6%

Revenue from:
Combustibles	23,001	+4.2%	22,951	+4.8%	22,892	+4.6%
New Categories	1,255	+36.9%	1,255	+36.9%	1,214	+32.4%
Vapour	401	+26.1%	401	+26.1%	392	+23.4%
THP	728	+28.9%	728	+28.9%	693	+22.7%
Modern Oral	126	+267%	126	+267%	129	+273.1%
Traditional Oral	1,081	+15.0%	1,081	+15.0%	1,036	+10.2%
Other	540	-4.0%	540	-4.0%	541	-3.8%
Total Revenue	25,877	+5.7%	25,827	+6.2%	25,683	+5.6%
Of which:
Strategic (see page 49)	18,793	+8.9%	18,793	+8.9%	18,509	+7.3%
Strategic Combustibles	16,515	+6.8%	16,515	+6.8%	16,315	+5.6%
New Categories	1,255	+36.9%	1,255	+36.9%	1,214	+32.4%
Strategic Traditional Oral	1,023	+15.8%	1,023	+15.8%	980	+11.0%

PERFORMANCE IN NUMBERS
Year ended 31 December 2019
	Reported		Adjusted[6]		Adjusted[6] at CC7
	2019	Vs 2018	2019	Vs 2018	2019	Vs 2018

Profit from operations (£m)
US	4,410	+10.1%	5,036	+11.6%	4,798	+6.4%
APME	1,753	-5.7%	2,059	+5.7%	2,102	+7.9%
AMSSA	1,204	-22.0%	1,842	+6.0%	1,912	+10.0%
ENA	1,649	-13.4%	2,193	+2.0%	2,220	+3.3%
Total	9,016	-3.2%	11,130	+7.6%	11,032	+6.6%

Operating Margin (%)
US	42.5%	+30 bps	48.5%	+100 bps
APME	34.0%	-410 bps	40.0%	+10 bps
AMSSA	28.3%	-930 bps	43.2%	+100 bps
ENA	27.1%	-460 bps	36.3%	-60 bps
Total	34.8%	-320 bps	43.1%	+50 bps
Earnings per share (pence)
Basic	249.7p	-5.4%
Diluted	249.0p	-5.4%	323.8p	+9.1%	321.6p	+8.4%

6. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence. See pages 31 to 35. Reconciliations from the most comparable IFRS measures have been provided, for revenue, on page 49, for profit from operations on page 49, for net finance costs, on page 50, for tax, on page 51, and for diluted earnings per share, on page 51. For additional information on the use of non-GAAP measures, see the discussion regarding other “Non-GAAP Measures” under the section “Other Information” on pages 47 to 53.

7. CC – constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments. For additional information on the use of non-GAAP measures, see the discussion regarding “Non-GAAP Measures” under the section “Other Information” on pages 47 to 53.

Note: In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or RAI and its subsidiaries (collectively the “RAI Group”)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

FINANCIAL PERFORMANCE REVIEW

The following review presents the Group’s key financial performance for the year ended 31 December 2019.

TOTAL GROUP REVENUE

On a reported basis, revenue increased by 5.7% to £25,877 million, with over 67% of the growth driven by combustibles (with price/mix in cigarettes of 9%) and supported by higher revenue in both New Categories and Traditional Oral. These factors, combined with a translational foreign exchange tailwind of 0.6%, more than offset the impact of a 4.4% decline in total cigarettes and THP volume. Excluding the foreign exchange tailwind and the effect of excise on bought-in goods, adjusted revenue increased 5.6% at constant rates of exchange.

The decline in Group cigarette and THP volume in 2019 to 677 billion sticks (2018: 708 billion) was despite growth in Japan, the Middle East, South Africa, Romania and Poland. These were more than offset by lower volume in Russia (partly due to the one-off stock reduction), Egypt (largely due to the change in local taxes particularly impacting Pall Mall), Venezuela (due to the ongoing macro-economic challenges) and the impact of market decline in the US, Indonesia, Pakistan and Ukraine.

Revenue from the Strategic Portfolio increased 8.9% (to £18,793 million), driven by robust cigarette pricing (including a reduction in discounting in the US) and growth in revenue from New Categories (up 37% to £1,255 million) and strategic Traditional Oral (up 15.8% to £1,023 million). On a constant currency basis, this was an increase of 7.3% (to £18,509 million).

PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations, on a reported basis, was down 3.2% at £9,016 million, with operating margin down 320 bps to 34.8%, as an improvement in the Group’s operating performance was more than offset by the impact of charges in respect of the Quebec Class Action (£436 million), amortisation and impairment of trademarks (£481 million), an excise dispute in Russia (£202 million), other litigation costs (including in the US related to Engle) of £236 million, in respect of Quantum (£264 million) and the Group’s other restructuring programmes (including the continued factory downsizing mainly in South East Asia and Germany), and the impairment of goodwill in Indonesia (£172 million).

Adjusted profit from operations and adjusted operating margin

Adjusted profit from operations at constant rates of exchange was 6.6% higher at £11,032 million. The Group’s performance was driven by an increase in revenue and operational efficiencies realised across all categories fuelling the increased marketing spend behind the expansion of New Categories in 2019. Adjusted operating margin was up 50 bps at current rates of exchange to 43.1% partly due to the substantial margin enhancement in the US.

NET FINANCE COSTS

Net finance costs were £1,602 million, compared to £1,381 million in 2018. This was largely driven by the increase in short-term borrowings to fund local operational requirements, interest on leases recognised under IFRS 16, working capital movements in the period (as discussed on page 7) and the impact of the translational headwind on costs due to the relative weakness of sterling against the US dollar. On a constant currency basis, and after adjusting for items including the finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 44) and interest of £50 million (in respect of the Russia excise dispute), adjusted net finance costs were £1,466 million, an increase of 5.8%. For a full reconciliation of net finance costs to adjusted net finance costs at constant rates, see page 50.

RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s share of post-tax results of associates and joint ventures increased from £419 million to £498 million which largely relates to the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results was 19.5% higher at £485 million (2018: £406 million) primarily due to improved operational performance and the benefit from lower corporate tax following the change in rates in India. Excluding adjusting items of £25 million (2018: £32 million) largely related to the deemed gain on dilution of the Group’s holding in ITC as described on page 34, and the impact of translational foreign exchange, on an adjusted constant rate basis, the Group’s share of post-tax results from ITC was an increase of 21.1% to £453 million. Please refer to page 34 for discussion of the adjusting items within the Group’s share of post-tax results from associates and joint ventures.

Financial Performance summary cont…

TAXATION

The tax rate in the income statement was a charge of 26.1% (2018: 25.6%). The Group’s tax rate is affected by the impact of the adjusting items referred to on pages 32 to 35 and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results. Excluding these, the Group’s underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 39 was 26.0% in 2019 (2018: 26.4%). A full reconciliation from taxation on ordinary activities to the underlying to tax rate is provided on page 51.

EARNINGS PER SHARE

Basic earnings per share were 5.4% down at 249.7p (2018: 264.0p) as the growth in revenue across all categories and higher returns from associates and joint ventures was more than offset by the charges in respect of Canada (discussed on page 20), Russian excise dispute (discussed on page 21), impairment of goodwill in Indonesia (discussed on page 33), other litigation charges (including Engle in the US) and charges in respect of Quantum and other restructuring programs.

Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share grew by 9.1% to 323.8p (2018: 296.7p). On a constant translational foreign exchange basis, adjusted diluted earnings per share were 8.4% higher at 321.6p.

For a full reconciliation of diluted earnings per share to adjusted diluted earnings per share, at constant rates, see page 51.

CASH FLOW

In the Group’s cash flow, prepared in accordance with IFRS and presented on page 29, net cash generated from operating activities declined by 12.6% to £8,996 million (2018: £10,295 million) primarily due to timing of the payment of the MSA in prior periods (£1.4 billion of the 2018 payment was paid in 2017) in the US and working capital movements largely in Australia, where the payment terms related to excise were changed in the year, removing bonded warehousing and increasing inventory values. The MSA returned to the standard payment date in 2019 and consequently impacted the Group’s conversion rate (defined as net cash generated from operating activities as a proportion of profit from operations) which declined from 111% to 100% in 2019.

Financial Performance summary cont…

BORROWINGS AND NET DEBT

Total borrowings were £45,366 million at 31 December 2019, a decrease of 4.5% (31 December 2018: £47,509 million) largely due to the net repayment of borrowings in the year and a foreign exchange tailwind due to the relative movements of the US$ against sterling. These were partly offset by the recognition of lease liabilities under IFRS 16 (£607 million), which are included in “borrowings”, and the increase in dividends paid to shareholders in the period.

The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £42,574 million (31 December 2018: £44,351 million).

Adjusted net debt to adjusted EBITDA

For the purposes of assessing the Group’s ability to service and repay borrowings, the Group uses the ratio of adjusted net debt to adjusted EBITDA. Adjusted EBITDA is defined as profit for the year (earnings) before net finance costs, taxation on ordinary activities, share of post-tax results of associates and joint ventures, depreciation, amortisation, impairment costs and adjusting items.

The Group also adjusts net debt for the purchase price allocation adjustment to the debt, included within borrowings, acquired as part of the acquisition of RAI. This is an accounting adjustment and does not reflect the enduring repayment of the instrument. The Group management board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how the Group’s financial capacity has changed over the year. The adjusted net debt position is provided below:

As at 31 December	2019	2018

	£m	£m

Net debt	(42,574)	(44,351)
Purchase price allocation (PPA) adjustment to acquired debt	848	944
Adjusted net debt	(41,726)	(43,407)

The Group’s ratio of adjusted net debt to adjusted EBITDA as at 31 December 2019, was 3.5x (2018: 4.0x), or 3.6x on a constant currency basis, as the Group’s exposure to foreign exchange, particularly due to short-term volatility around the reporting date, notably in relation to the US$ denominated borrowings, led to a tailwind on the ratio. The calculation of adjusted net debt to adjusted EBITDA is provided on page 53.

CATEGORY PERFORMANCE REVIEW

			Year ended 31 December 2019
	Volume			Revenue
	2019	2018	Vs 2018	2019	Vs 2018	Adj items	Impact of Exchange	Adj 2019 at CC	Vs 2018
	UoM	UoM	%	£m	%	£m	£m	£m	%

Cigarettes	668	701	-4.7%

Other (incl MYO / RYO)	21	22	-7.1%

Combustible	689	723	-4.8%	23,001	+4.2%	(50)	(59)	22,892	+4.6%

Vapour	226	189	+19%	401	+26.1%	-	(9)	392	+23.4%

THP	9	7	+32%	728	+28.9%	-	(35)	693	+22.7%

Modern Oral	1,194	414	+188%	126	+267%	-	3	129	+273%

New Categories				1,255	+36.9%	-	(41)	1,214	+32.4%

US Vapour				207	+12.4%	-	(9)	198	+7.4%

New Categories (ex US vapour)				1,048	+43.0%	-	(32)	1,016	+38.6%

Traditional Oral	8	8	-0.6%	1,081	+15.0%	-	(45)	1,036	+10.2%

Other				540	-4.0%	-	1	541	-3.8%

Total Revenue				25,877	+5.7%	(50)	(144)	25,683	+5.6%

UoM (Unit of Measure) – please refer to page 55 for definition

COMBUSTIBLES

Group cigarette volume declined 4.7% in 2019 to 668 billion sticks (2018: 701 billion) as growth in Japan, the Middle East, South Africa, Romania and Poland was more than offset by Russia (partly due to the one-off stock reduction), Egypt (largely due to the change in local taxes impacting Pall Mall), Venezuela (due to the ongoing macro-economic challenges) and the impact of market decline in the US, Indonesia, Pakistan and Ukraine.

Group cigarette value share increased 20 bps, with volume share up 20 bps in 2019, maintaining the momentum of 8 successive years of growth. This was driven by a 70 bps increase in volume share of the strategic cigarette portfolio, benefiting from migrations in Brazil. Excluding migrations, the increase in strategic cigarette volume share was 30 bps with growth in all regions. Cigarette volume share was higher in Japan (driven by the success of Lucky Strike and Kool), Pakistan (as Pall Mall outperformed the declining market), Bangladesh (as the Group’s portfolio outperformed the declining market), Mexico (Pall Mall), Ukraine (Kent and Rothmans) and Russia (Rothmans).

Volume of the strategic cigarette brands, collectively, declined 3.0%:

•

Dunhill’s volume share was stable as growth in Bulgaria, Netherlands and Romania was offset by down-trading in Malaysia, South Africa, South Korea and Saudi Arabia. Volume was 5.5% lower as growth in Bulgaria and Netherlands was more than offset by the effect of the down-trading and industry contraction in Indonesia, Malaysia and South Korea;

•

Kent’s volume share grew 10 bps. Volume was down 1.3% as growth in the Middle East, Turkey, Uzbekistan, Romania and Peru was more than offset by lower volume in Russia, due to the one-off stock reduction;

•

Lucky Strike’s volume share was in line with 2018, as growth in Colombia, Japan, Spain, Bulgaria and Argentina was offset by Chile, Belgium and Indonesia. Volume was 3.5% down as growth in Japan was more than offset by the impact of industry contraction in Indonesia;

•

Rothmans’ volume share continued to grow, increasing 50 bps with volume up 2.5%, driven by Pakistan, Colombia, Bulgaria and the full-year impact of migrations in Brazil and Poland, which more than offset lower volume in Russia and Ukraine which were impacted by competitive pricing in the low-price segment and higher illicit trade;

Category performance review cont…

•

Pall Mall volume share was up 10 bps, as higher share in Pakistan, Australia, Chile, South Africa and Mexico was partly offset by reductions in the US and Turkey. Volume declined 6.7% as growth in Kenya, South Africa, Australia and Romania was more than offset by lower volume in Egypt (largely due to the change in local tobacco taxes), Pakistan (following the excise-led price increases), Venezuela (partly due to the ongoing macroeconomic challenges) and in the US (partly due to the competitive pricing in the low-price segment); and

•	The Group’s US strategic combustibles portfolio performed well, in a market that was estimated to be down 5.3% in volume:
•	Newport volume share increased 40 bps, while volume declined 3.9%;
•	Natural American Spirit performed well with volume share, including premium volume share, up 10 bps on 2018. Volume was up 0.5% against 2018; and
•	Camel’s volume share declined 10 bps with volume lower by 6.0%, as the capsule and menthol variants performed well but were more than offset by a decline in the remainder of the Camel portfolio.

Volume of other tobacco products (OTP) declined 7.1% to 20.6 billion sticks equivalent (being 3% of the Group’s combustible portfolio).

Revenue from combustibles grew 4.2% to £23,001 million driven by higher pricing across the Group, notably in the US (including a reduction in discounting), Canada, Kenya, Mexico, Nigeria, Saudi Arabia, Japan, Pakistan, Australia, New Zealand, Germany, France, Turkey and Ukraine. An improved performance in high value markets such as Japan, South Africa, Romania and Australia, combined with reduced volumes in lower value markets such as Pakistan and Egypt led to an enhanced geographic mix. These were offset by an unfavourable portfolio mix due to the relative growth of lower value products such as Rothmans and Pall Mall.

After adjusting for the short-term impact of excise on bought in goods and a marginal foreign exchange tailwind, adjusted revenue from combustibles at constant rates of exchange was up 4.6% at £22,892 million (2018: £21,892 million).

2019 is the last year where the Group will adjust for the excise on bought in goods as short-term contract manufacturing agreements in ENA, to which such adjustments relate, have either ended in 2019 or will be immaterial in 2020.

TOBACCO HEATING PRODUCTS

The Group’s THP portfolio continued to grow, with consumable volume up 32% to 9.0 billion sticks in 2019 (2018: 6.8 billion sticks), while revenue increased 28.9% to £728 million (2018: £565 million), or 22.7% to £693 million at constant rates of exchange as the Group’s reported performance benefited from the relative movements in sterling.

•

In Japan, the Group’s volume share grew to 5.0% in December 2019, an increase of 60 bps on 2018, while the Group’s THP category volume share reached 19.6%. Consumable volume grew 21% against 2018 driven by the launches of new device upgrades, ‘glo Pro’, ‘glo Nano’ and ‘glo Sens’ together with a new range of consumables which achieved national distribution by the end of 2019. We are pleased with the performance of Pro and Nano but, with respect to ‘glo Sens’, after an encouraging launch, we will be reviewing the in-market execution and seeking to broaden device penetration and drive increased consumer uptake in 2020. The Group’s integrated, cross-category approach to marketing has seen the Group’s volume share of total nicotine increase to 18.9% in December 2019 (up 210 bps from December 2018).

•	In other markets, the Group continued to grow volume and glo is above 1% volume share in key cities in Eastern Europe, including Moscow.

•	The Group’s THP products are now available in 17 markets with further expansion planned for 2020.

Category performance review cont…

VAPOUR

By December 2019, the Group’s vapour products were present in a total of 27 markets as the Group continued to expand its geographic footprint during 2019, with the Group being the leading vapour company in the key European markets.

The Group’s vapour portfolio continues to perform strongly despite a slowdown in the category growth rate in the US and in a number of other markets in the second half of 2019, partly impacted by the US regulatory environment. The Group welcomes the US FDA’s recent clarification of regulations in the US vapour market.

Total volume of vapour consumables was up 19.5% to 226 million units in 2019 (2018: 189 million units), driving revenue growth of 26.1% to £401 million (2018: £318 million) or 23.4% at constant rates of exchange.

•

In the US, total revenue from vapour was £207 million, an increase of 12.4% on 2018, or 7.4% on a constant currency basis, with Alto vapour value share increasing to 15.4% in December 2019. This drove an increase in the total Vuse value share to 21.2% in December 2019 (December 2018: 12.5%), despite a 6.2% decline in consumable volume.

On 2 January 2020, the US FDA announced that all flavoured cartridges/pods (excluding menthol and tobacco flavours) must be withdrawn until they have cleared through the Premarket Tobacco Application (PMTA) process. A Group subsidiary in the US has submitted a PMTA covering 15 products. On 2 November, a letter from the US FDA was received, accepting the Vuse SOLO PMTAs for substantive scientific review. The Group believes it is well positioned to submit applications for the remaining Vuse portfolio and a range of flavours by 12 May 2020. It is expected that, as required by the PMTA process to remain on the market, all these will be shown to be appropriate for the protection of public health. There is no intention to submit a PMTA for the VapeWild products and consequently the Group has recognised an impairment charge of £37 million as described on page 33.

•	Vype continued to perform strongly, largely driven by the success of ePen3 and ePod:

•

In the UK, the Group maintained value leadership of the category with 38% vapour value share driven by Vype which performed well, with vapour value share increasing 290 bps to 12.1% (December 2019), due to the success of ePen3 with 10.3% vapour value share (December 2019);

•	In France, vapour value share reached 23.3% (December 2019), an increase of 1,210 bps (versus December 2018), driven by ePen3 and ePod, which was launched during the year;

•	In Germany, Vype continues to grow with an increase in Vype’s total share of vapour consumers to 17%;

•

In South Africa, Twisp, a leading vaping products company, was acquired in 2019. Twisp has close to 70 dedicated stores nationally, nationwide retailer distribution and a modern e-commerce platform; and

•

In Canada, following a period of value share decline as competition reacted to the legalisation of the category, Vype returned to growth and was the fastest growing vapour brand in the second half of the year, with value share in December 2019 of 28.2% (34.7% in December 2018).

Following the announcement on 28 November 2019 regarding the intention to simplify the New Categories product portfolio, the Group expects to migrate certain vapour brands (including Vype, Chic, High End Smoke and ViP) to Vuse during 2020, where possible.

Category performance review cont…

MODERN ORAL

The Group is the leader in Modern Oral (on a pouch basis), with volume of 1.2 billion pouches in 2019 (2018: 0.4 billion pouches). Revenue increased 267% to £126 million (2018: £34 million) or 273% at constant rates of exchange. Notable highlights include:

•	The expansion in the US of Velo to over 100,000 retail outlets, achieving a category volume share of 10.1% in December 2019;
•	Norway, where volume share increased to 13.9% of the total oral category;
•	Switzerland, where volume share of the total oral category reached 41%;
•	Denmark, where the Group continues to lead the development of the oral category with 75% volume share of the total oral category; and
•

Following the launch in Russia in 2019, the Group achieved 27% volume share (December 2019) within the total oral category in tracked channels. In December 2019, following concerns in Russia regarding irresponsible marketing by our competitors, all sales of modern oral have been temporarily suspended. There is no indication of a concern regarding the Group’s products or practices and we expect a regulatory framework to be implemented in 2020.

In line with the simplification agenda, the Group will migrate the majority of its Modern Oral portfolio to Velo during 2020.

TRADITIONAL ORAL

In the Traditional Oral category, volume was marginally lower than the prior year (down 0.6% to 8.4 bn stick equivalents). Total revenue was up 15.0% to £1,081 million or 10.2% at constant rates of exchange, driven by pricing.

In the US, moist value share grew 80 bps, largely due to the performance of Grizzly, with total volume share of moist up 10 bps. Total volume declined 1.5%.

The Modified Risk Tobacco Products (MRTP) application for Camel Snus was discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. A response is expected soon.

Outside the US, volume was higher in Sweden with volume share increasing 50 bps to 10.9% of the total oral category, driven by growth in Lundgrens.

REGIONAL REVIEW

The performances of the regions are discussed below. The following discussion is based upon the Group’s internal reporting structure.

UNITED STATES (US):

	Volume			Revenue
	2019	2018	Vs 2018	2019	Vs 2018	Adj	Exch	2019 Adj CC	Vs 2018 adj CC
	UoM	UoM	%	£m	%	£m	£m	£m	%
Cigarettes	73	77	-6.0%
Other (incl MYO/RYO)	-	-	-
Combustibles	73	77	-6.0%	9,078	+8.6%	-	(399)	8,679	+3.8%
Vapour	103	109	-6.2%	207	+12.4%	-	(9)	198	+7.4%
THP	-	-	n/m	1	-7.7%	-	-	1	-11.7%
Modern Oral	112	-	n/m	9	n/m	-	(1)	8	n/m
New Categories				217	+17.1%	-	(10)	207	+11.9%
Traditional Oral	7.6	7.7	-1.5%	1,052	+14.5%	-	(46)	1,006	+9.5%
Other				26	-21.2%	-	(1)	25	-27.1%
Total Revenue				10,373	+9.2%	-	(456)	9,917	+4.4%
				Profit from Operations / Operating Margin
				2019	Vs 2018	Adj	Exch	2019 Adj CC	Vs 2018 adj CC
				£m	%	£m	£m	£m	%
Profit from Operations				4,410	+10.1%	626	(238)	4,798	+6.4%
Operating Margin (%)				42.5%	+30 bps			48.4%

Use of the term “at cc” refers to the variance between the 2019 adjusted performance, at 2018 exchange rates, against the adjusted 2018 performance.

Volume and Share

The cigarette industry was estimated to be 5.3% lower (in volume) than 2018, largely due to the growth of vapour and the timing and frequency of pricing in the year.

Total cigarette value share increased 30 bps, with volume share from the strategic cigarette portfolio up 20 bps driven by Newport and Natural American Spirit (which combined to drive premium volume share up 50 bps). This was partly offset by Pall Mall (largely due to competitive pricing in the low-price segment). Total cigarette volume share was down 10 bps as the strategic cigarette portfolio performance was more than offset by declines across the remainder of the portfolio. Cigarette volume from the US business declined 6.0% to 73 billion sticks, largely due to industry contraction and the timing and frequency of pricing (including a reduction in discounting) in the year.

In vapour, the Vuse portfolio performed well as the category faced a number of challenges in the US, with Alto vapour value share increasing to 15.4% in December 2019. This drove an increase in the total Vuse value share to 21.2% in December 2019 (December 2018: 12.5%), despite a 6.2% decline in consumable volume.

Value share of traditional moist oral increased 80 bps, largely due to the performance of Grizzly, with total volume share of moist up 10 bps. Total volume of traditional oral declined 1.5%.

In the Modern Oral category, Velo was rolled out to over 100,000 retail outlets, achieving a category volume share of 10.1% in December 2019.

Regional review continued…

Revenue

Reported revenue increased 9.2% to £10,373 million, driven by combustibles revenue, up 8.6% to £9,078 million, as pricing led to an increase in price/mix on cigarettes of 10%. This more than offset the lower cigarette volume described earlier. Revenue from vapour increased 12.4% to £207 million, Traditional Oral revenue grew 14.5% to £1,052 million and Modern Oral revenue reached £9 million in the period of roll-out. Excluding the favourable translational foreign exchange tailwind (of 5%), total revenue was up 4.4%, on a constant currency basis, with combustibles (up 3.8%), vapour (7.4% higher than 2018) and Traditional Oral growing 9.5%.

Profit from operations

Reported profit from operations increased 10.1% to £4,410 million. This was driven by the increase in revenue and lower MSA charges which more than offset an increase in marketing investment behind New Categories. The performance also benefited from efficiencies delivered since the acquisition of RAI, with total annualised savings of over US$400 million fully realised by the end of 2019, a year ahead of the Group’s initial schedule.

Excluding adjusting items largely related to US litigation (including Engle), the impairment of certain acquired brands, Quantum and the translational foreign exchange tailwind discussed previously, adjusted profit from operations was £4,798 million, an increase of 6.4% on an adjusted constant currency basis.

Regulatory activity

The Group continues to welcome reasonable regulation that supports the use of our products by adults. In December 2019, an amendment to the Federal Food, Drug, and Cosmetic Act (as enforced by the FDA) was signed into law that increased the federal minimum legal age to purchase tobacco products from 18 to 21. It is our understanding that 40% of the US industry cigarette volume is sold in states where the legal age to acquire tobacco was already over 21 prior to the beginning of 2019.

On 2 January 2020, the US FDA announced that all flavoured cartridges/pods (excluding menthol and tobacco flavours) must be withdrawn until they have cleared through the PMTA process. A Group subsidiary in the US has submitted a PMTA covering 15 products. On 2 November, a letter from the US FDA was received, accepting the Vuse SOLO PMTAs for substantive scientific review. The Group believes it is well positioned to submit applications for the remaining Vuse portfolio and a range of flavours by 12 May 2020. It is expected that, as required by the PMTA process to remain on the market, these will be shown to be appropriate for the protection of public health.

In relation to the proposed FDA rules on menthol and nicotine reduction, the Group is not aware of any plans to advance the rule making process in these areas following the issuance of the FDA’s unified agenda in November 2019. In any event, the Group believes it can manage any such proposals given the need for a thorough review of the science and all unintended consequences for any rule to withstand judicial review.

The Modified Risk Tobacco Products (MRTP) application for Camel Snus was discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. A response is expected soon.

Regional review continued…

ASIA-PACIFIC AND MIDDLE EAST (APME):

	Volume			Revenue
	2019	2018	Vs 2018	2019	Vs 2018	Adj	Exch	2019 Adj CC	Vs 2018 adj CC
	UoM	UoM	%	£m	%	£m	£m	£m	%
Cigarettes	213	221	-3.7%
Other (incl MYO/RYO)	2	2	+1.5%
Combustibles	215	223	-3.7%	4,387	+3.4%	-	42	4,429	+4.4%
Vapour	1	-	n/m	4	+906%	-	-	4	+902%
THP	8	7	+20.1%	671	+23.2%	-	(35)	636	+16.8%
Modern Oral	3	-	n/m	-	-	-	-	-	-
New Categories				675	+23.9%	-	(35)	640	+17.5%
Traditional Oral	-	-	n/m	-	-	-	-	-	-
Other				91	-3.5%	-	(3)	88	-6.9%
Total Revenue				5,153	+5.6%	-	4	5,157	+5.6%
				Profit from Operations / Operating Margin
				2019	Vs 2018	Adj	Exch	2019 adj CC	Vs 2018 adj CC
				£m	%	£m	£m	£m	%
Profit from Operations				1,753	-5.7%	306	43	2,102	+7.9%
Operating Margin (%)				34.0%	-410 bps			40.8%

Use of the term “at cc” refers to the variance between the 2019 adjusted performance, at 2018 exchange rates, against the adjusted 2018 performance.

Volume and Share

Cigarette and THP value share increased 30 bps driven by the strategic cigarette and THP portfolio, which increased volume share by 20 bps. Total cigarette and THP volume share was up 50 bps, led by Japan (driven by Kool, Lucky Strike and glo), Vietnam (driven by Craven A) and Pakistan (driven by Pall Mall). This more than offset lower Lucky Strike volume share in Indonesia, and Dunhill volume share in Malaysia and South Korea. Cigarette volume declined 3.7% as growth in Japan (partly due to the success of Lucky Strike and Kool), Vietnam (driven by the growth of Craven A) and the Middle East (driven by Kent) was more than offset by the impact of industry contraction (following excise-led price increases) in Bangladesh and Pakistan, and macroeconomic pressures impacting consumer disposable income in Indonesia.

THP volume increased 20% to 7.9 billion sticks (2018: 6.5 billion) driven by continued growth of glo Neo in Japan following the launch of ‘glo Pro’, ‘glo Nano’ and ‘glo Sens’, with volume share increasing 60 bps to 5.0% in December 2019. ‘glo Pro’ introduced a new induction heating technology, improving consumer satisfaction and their sensorial experience. With regards to ‘glo Sens’, after an encouraging launch, we will be reviewing the in-market execution, and seeking to broaden device penetration and drive increased consumer uptake in 2020. The Group’s share of nicotine in Japan increased from 17% (December 2018) to 19% (December 2019).

Revenue

Reported revenue grew 5.6% to £5,153 million. This was partly driven by pricing in a number of markets, including Saudi Arabia, Japan, Australia, Pakistan and New Zealand. New Categories revenue grew by 23.9% driven by the higher THP volume, notably in Japan, which, combined with combustibles pricing, more than offset the impact of lower cigarette volume. On a constant currency basis, revenue grew 5.6%.

Profit from operations

Reported profit from operations decreased 5.7% to £1,753 million. Growth in Japan (driven by an increase in combustibles revenue and higher THP volume which more than offset an increase in marketing related to the launch of the new THP products) and the Middle East (driven by pricing and volume) was more than offset by lower volume in Bangladesh and Malaysia, and the impact of the impairment to Indonesian goodwill (£172 million) following the substantial change in excise which is applicable from 2020 and is anticipated to affect the total market. Excluding adjusting items, which primarily relate to Indonesia goodwill, Quantum, the ongoing factory rationalisation programme (principally in South East Asia) and the impact of foreign exchange on the regional results, adjusted profit from operations grew 7.9% to £2,102 million, at constant rates of exchange.

Regional review continued…

AMERICAS AND SUB-SAHARAN AFRICA (AMSSA):

	Volume			Revenue
	2019	2018	Vs 2018	2019	Vs 2018	Adj	Exch	2019 adj CC	Vs 2018 adj CC
	UoM	UoM	%	£m	%	£m	£m	£m	%
Cigarettes	152	157	-3.1%
Other (incl MYO/RYO)	2	2	-8.2%
Combustibles	154	159	-3.1%	3,992	+2.7%	-	225	4,217	+8.5%
Vapour	14	5	+191%	43	+120%	-	(1)	42	+117%
THP	-	-	n/m	-	-	-	-	-	-
Modern Oral	8	-	n/m	1	n/m	-	-	1	-
New Categories				44	+119%	-	(1)	43	+116%
Traditional Oral	-	-	n/m	-		-	-	-	-
Other				225	+10.2%	-	6	231	+13.1%
Total Revenue				4,261	+3.6%	-	230	4,491	+9.2%
				Profit from Operations / Operating Margin
				2019	Vs 2018	Adj	Exch	2019 Adj CC	Vs 2018 adj CC
				£m	%	£m	£m	£m	%
Profit from Operations				1,204	-22.0%	638	70	1,912	+10.0%
Operating Margin (%)				28.3%	-930 bps			42.6%

Use of the term “at cc” refers to the variance between the 2019 adjusted performance, at 2018 exchange rates, against the adjusted 2018 performance.

Volume and Share

Cigarette value share was up 20 bps, driven by growth in the strategic cigarette brands volume share of 465 bps largely driven by the migrations in Brazil and Colombia. Excluding migrations the increase was 50 bps. Total cigarette volume share was down 10 bps as growth in Colombia (driven by Lucky Strike and Rothmans), Mexico (driven by Pall Mall) and Canada (driven by Pall Mall), was more than offset by Brazil and South Africa, where growth in Rothmans and Pall Mall, respectively, was outweighed by lower volume share in the remainder of the portfolio.

Cigarette volume was 3.1% lower at 152 billion sticks as higher volume in South Africa (due to lower illicit trade) was more than offset by the continued difficult macroeconomic environment in Venezuela, continued growth in illicit trade (albeit at a reduced rate) in Brazil and the impact of market contraction in Canada.

In vapour, following a period of value share decline in Canada as the competition reacted to the legalisation of the category, Vype returned to growth and was the fastest growing vapour brand in the second half of the year, with value share in December 2019 of 28.2% (34.7% in December 2018). Twisp, a South African vaping products company, was acquired by the Group in 2019. Twisp has close to 70 dedicated stores nationally, nationwide retailer distribution and a modern e-commerce platform.

Modern oral was launched in Nairobi, Kenya, with full national expansion planned in early 2020.

Revenue

Revenue grew 3.6% to £4,261 million, led by pricing in combustibles across the region (notably in Canada, Kenya, Chile, Mexico and Nigeria) and the growth of revenue from New Categories, particularly vapour which was up 120% to £43 million (2018: £20 million) driven by Canada and Mexico. These more than offset the lower total cigarette volume described above and the translational foreign exchange headwind of 6%. On a constant currency basis, revenue grew by 9.2% to £4,491 million.

Profit from operations

Reported profit from operations was down 22.0% to £1,204 million, mainly due to the £436 million charge in relation to Quebec, (as previously announced and described on page 20), charges related to Quantum and the translational foreign exchange headwinds. Excluding these effects, adjusted profit from operations on a constant currency basis grew 10.0% to £1,912 million, driven by increases in Brazil, Canada, Chile, Nigeria and Mexico, despite the increased investment in New Categories, specifically related to ePod.

Regional review continued…

EUROPE AND NORTH AFRICA (ENA):

	Volume			Revenue
	2019	2018	Vs 2018	2019	Vs 2018	Adj	Exch	2019 adj CC	Vs 2018 adj CC
	UoM	UoM	%	£m	%	£m	£m	£m	%
Cigarettes	230	246	-6.3%
Other (incl MYO/RYO)	17	18	-7.9%
Combustibles	247	264	-6.4%	5,544	-0.7%	(50)	73	5,567	+3.0%
Vapour	108	75	+44%	147	+29.2%	-	1	148	+30.1%
THP	1.1	0.3	+334%	56	+200%	-	-	56	+200%
Modern Oral	1,071	414	+157%	116	+234%	-	4	120	+246%
New Categories				319	+91.0%	-	5	324	+93.6%
Traditional Oral	0.8	0.8	+8.3%	29	+33.4%	-	1	30	+38.5%
Other				198	-14.2%	-	(1)	197	-14.3%
Total Revenue				6,090	+1.4%	(50)	78	6,118	+5.0%
				Profit from Operations / Operating Margin
				2019	Vs 2018	Adj	Exch	2019 Adj CC	Vs 2018 adj CC
				£m	%	£m	£m	£m	%
Profit from Operations				1,649	-13.4%	544	27	2,220	+3.3%
Operating Margin (%)				27.1%	-460 bps			36.3%

Use of the term “at cc” refers to the variance between the 2019 adjusted performance, at 2018 exchange rates, against the adjusted 2018 performance.

Volume and Share

Cigarette value share was marginally higher, with strategic cigarette volume share up 50 bps. Total cigarette volume share was up 10 bps as growth in Rothmans (which outperformed the market in Ukraine and Russia), Kent (in Ukraine) and higher total cigarette volume share in Italy, Poland, Romania and Spain was partially offset by a reduction in Kazakhstan and the UK.

Cigarette volume declined 6.3% to 230 billion sticks as growth in Poland, Romania, Denmark and Spain was more than offset by lower volume in Russia (partly due to a one-off reduction in stock), Ukraine (largely due to the growth of illicit trade and competition in the low-price segment) and Egypt (driven by excise-led price increases in the low-price segment particularly affecting Pall Mall).

The Group’s New Category portfolio continued to develop extremely well across all the platforms.

THP volume was up over 330%, with growth in Russia, Ukraine and Kazakhstan, while also developing in the other launch markets of Romania, Italy, Czech Republic, Bulgaria and Poland.

Vapour volume was 44% higher than 2018. This was driven by the success of Vype (particularly ePen3) in the UK (where the Group’s portfolio of products maintained value leadership with 38% vapour value share in December 2019), France (where ePen3 and ePod combined reached 20% vapour value share in December 2019) and in Germany, where Vype reached 17% share of total vapour consumers.

Regional review continued…

The Group’s Modern Oral portfolio increased volume by 157% to 1.1 billion pouches in 2019 (2018: 0.4 billion pouches), largely due to higher volume in Scandinavia, notably in Denmark and Norway, reaching 75% and 14% volume share of the total oral category, respectively. In Russia, Lyft achieved 27% volume share of the total oral category (in tracked channels) in December 2019. In December 2019, following concerns in Russia regarding the irresponsible marketing by our competitors, all sales of modern oral have been temporarily suspended. There is no indication of a concern regarding the Group’s products or practices and we expect a regulatory framework will be implemented in 2020.

In Sweden, the Group’s oral portfolio performed well, increasing total volume share of the oral category to 13.2% (December 2019). This was driven by the Traditional Oral brands, up 50 bps to 10.9%, principally due to the success of Lundgrens, and the Modern Oral portfolio (Lyft) which increased to 2.3% volume share of the total oral category.

Revenue

Reported revenue increased 1.4% to £6,090 million as strong combustibles pricing across the region (notably in Germany, Turkey and Ukraine) and an increase in revenue from New Categories by 91% (to £319 million) were partly offset by the end of a short-term contract manufacturing arrangement (that led to the Group recognising, for the period of the arrangement, excise within revenue in prior periods), lower regional volume and translational foreign exchange headwinds of 1.3%.

Adjusted revenue, at constant rates, increased 5.0% to £6,118 million. This was driven by pricing across the combustible portfolio as noted above, as well as the 94% growth in revenue from New Categories to £324 million driven by:

•	Vapour revenue increasing 30% due to the performance of Vype in the UK, France and Germany;

•	THP revenue growing 200% driven by Russia, Ukraine and Kazakhstan; and

•	Modern Oral revenue increasing 246% following the increase in volume in Norway and Denmark, and the launch in Russia.

Profit from operations

Reported profit from operations fell 13.4% to £1,649 million, as the Group increased investment behind New Categories, recognised a charge of £202 million in respect of the Russian excise dispute as discussed on page 21, recognised additional impairment charges of £29 million related to the Group’s brand consolidation programme to simplify the New Categories portfolio and incurred charges in relation to Quantum. Profit from operations was up in Germany, Turkey, Romania, Denmark and Poland, which more than offset declines in Russia and the UK. Excluding adjusting items, referred to above, and the impact of the foreign currency headwind, adjusted profit from operations at constant rates was up 3.3% at £2,220 million.

OTHER INFORMATION

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to pound sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average		Closing
	2019	2018	2019	2018
Australian dollar	1.836	1.786	1.885	1.809
Brazilian real	5.035	4.868	5.329	4.936
Canadian dollar	1.694	1.730	1.718	1.739
Euro	1.140	1.130	1.180	1.114
Indian rupee	89.898	91.227	94.558	88.916
Japanese yen	139.234	147.376	143.967	139.733
Russian rouble	82.623	83.677	82.282	88.353
South African rand	18.437	17.643	18.525	18.321
US dollar	1.277	1.335	1.325	1.274

RISKS AND UNCERTAINTIES

During the year, the Directors carried out a robust assessment of the principal risks and uncertainties facing the Group, including those that would threaten its business model, future performance, solvency, liquidity and viability. The principal risks facing the Group remain broadly unaltered and are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco, New Categories and other regulation interrupts the growth strategy;
•	Inability to develop, commercialise and deliver the New Category strategy;
•	Market size reduction and consumer down-trading;
•	Litigation;
•	Geopolitical tensions;
•	Disputed taxes, interest and penalties;
•	Significant increases or structural changes in tobacco, nicotine and New Categories related taxes;
•	Foreign exchange rate exposures;
•	Solvency and liquidity; and
•	Injury, illness or death in the workplace.

A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register will be included in the Annual Report and Form 20-F for the year ended 31 December 2019.

Other information continued…

UK PENSION FUND – BUY-IN

On 31 May 2019, the Trustee of the British American Tobacco UK Pension Fund (“UK Fund”) entered into an agreement with Pension Insurance Corporation plc (“PIC”) to acquire an insurance policy that operates as a UK Fund investment asset, with the intent of matching a specific part of the UK Fund’s future cash flow arising from the accrued pension liabilities of pensioners and deferred (i.e. individuals who have left the Group but have yet to take their pension) pensioner members. Such an arrangement is commonly termed as a “Buy-In”. The Buy-In reduces the UK Fund’s value at risk in relation to key risks associated with improved longevity, inflation and interest rate movements whilst improving the security to the UK Fund and its members. The Group consequently benefits from the Buy-In as it reduces the UK Fund’s reliance on the Group for future cash funding requirements.

The Buy-In transaction involved the transfer of £3.4 billion of assets held by the UK Fund to PIC and, as such, has no cash effect to the Group. In accordance with IAS 19, the fair value of the insurance policy will match the present value of the liabilities being insured and a loss of £0.7 billion has been recognised through the statement of other comprehensive income on the revaluation of the insurance asset with no impact to the income statement.

UPDATE ON INVESTIGATIONS INTO MISCONDUCT ALLEGATIONS

The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. It has been liaising with relevant authorities, including the UK’s Serious Fraud Office, which is conducting an investigation into suspicions of corruption in the conduct of business by Group companies and associated persons, and the Department of Justice (DOJ) and the Office of Foreign Assets Control (OFAC) in the United States, which are conducting investigations into suspicions of breach of sanctions. The Group is cooperating with the authorities’ investigations.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

UPDATE ON QUEBEC CLASS ACTION AND CCAA

In 2015, the plaintiffs in the two certified classes in Quebec were awarded damages and interest in the amount of CAD$15.6 billion (£9 billion), of which Imperial Tobacco Canada Ltd’s (ITCAN) share is CAD$10.4 billion (£6 billion). Also in 2015, the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share was CAD$758 million (£436 million), which has been paid in full to the Court escrow account as required by the judgment and was held on the balance sheet as a receivable at 31 December 2018.

Please refer to the 2018 Annual Report and Form 20-F, note 28 Contingent Liabilities and Financial Commitments paragraph 72 (page 204) for further discussion of the development of the case.

On 1 March 2019, the Quebec Court of Appeal in Montreal upheld the Superior Court’s decision of May 2015 (reducing ITCAN’s share of the judgment due to a change in interest computation to a maximum of CAD$9.2 billion). The Court of Appeal also upheld the previously stated requirements for the defendants to deposit CAD$1.1 billion into an escrow account. The Board of Directors of ITCAN reassessed the recoverability of the deposit and, accordingly, the Group recognised a charge against the income statement of £436 million in the period, reflecting the amount of the judgment that is considered to be probable and estimable in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As a consequence, in the Group’s consolidated balance sheet the deposit has been utilised against the current estimate of the liability.

Further, on 12 March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). This has the effect of staying all current tobacco litigation in Canada against ITCAN and other Group companies (the “Stays”). On 20 February 2020, the Stays were extended until 30 September 2020. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

Other information continued…

Update on Quebec Class Action continued…

In addition to Quebec, across Canada, other tobacco plaintiffs and provincial governments are collectively seeking significant damages which substantially exceed ITCAN’s total assets. In seeking protection under the CCAA, ITCAN will look to resolve not only the Quebec case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course.

Under the terms of CCAA, the court has appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN. The £2.3 billion of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2019 will continue to be reviewed on a regular basis. Any potential future impairment charge would result in a non-cash charge to the income statement that would be treated as an adjusting item.

Please refer to “Contingent Liabilities and Financial Commitments” below (page 41) and the 2018 Annual Report and Form 20-F, note 28 Contingent Liabilities and Financial Commitments for a full discussion.

Additional information regarding the Court of Appeal’s decision and its anticipated impact on the Group will be included in the 2019 Annual Report and Form 20-F.

RUSSIA – DISPUTE RELATED TO EXCISE AND VAT

On 12 August 2019, the Russian tax authority issued a Final audit report to JSC British American Tobacco-SPb (BAT SpB) related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The Final audit report seeks to retrospectively apply the legislation to the years 2015 to 2017. On 13 September 2019, BAT SpB submitted an appeal to the Federal Tax Services (FTS) objecting to the findings which was discussed in October 2019. The FTS accepted some of BAT SpB’s arguments and, on 27 January 2020, a final claim was issued by the FTS. As a consequence, the Group recognised a charge of £202 million within profit from operations and an interest charge of £50 million within net finance costs. Both charges were treated as adjusting items. In line with Russian law, the amounts were paid in January 2020. Accordingly, at 31 December 2019, the Group has provided for the full amount in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

BANGLADESH

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. On 3 February 2020, the certified Court Order was received. The Attorney General has 30 days to file a review petition with the Court. The Group is not, at the date of this announcement, aware of any filing.

CHANGES IN THE GROUP

In 2019, following approval from the South African Competition Commission, the Group completed the acquisition of Twisp, a leading South African vaping products company. Twisp is the largest, multi-channel distributor of vaping products and flavours in South Africa, with close to 70 dedicated stores nationally in prime locations, nationwide retailer distribution and a modern e-commerce platform.

In 2019, the Group acquired 60% of VapeWild Holdings LLC (VapeWild), a vertically integrated vapour manufacturer and retailer in the US, with 13 branded vape shops and an e-commerce platform. The total consideration was US$48 million (£36 million).

The acquisitions had an immaterial impact on the results of 2019 and accordingly the Group has not provided results on an organic basis for 2019.

Other information continued…

CHANGES TO THE MAIN BOARD

As previously announced, the following changes to the Board of British American Tobacco p.l.c. took place in 2019:

•	Jack Bowles was appointed as Chief Executive on 1 April 2019 following the retirement of Nicandro Durante.

•	Tadeu Marroco was appointed as Finance Director on 5 August 2019, following the retirement of Ben Stevens, having been Deputy Finance Director since 1 March 2019.

•	Jeremy (‘Jerry’) Fowden was appointed as an independent Non-Executive Director and member of the Audit Committee and Nominations Committee with effect from 1 September 2019.

BOARD SUCCESSION

The Board considers the length of service of the Directors of the Board as a whole and the need for membership to be refreshed progressively is kept under regular review.

During 2018 and 2019, the Nominations Committee prioritised effective succession planning for the Chief Executive and the Finance Director. Having overseen the orderly transition for both those roles, the Nominations Committee has focused on succession planning for the role of Chairman, mindful of the provisions of the UK Corporate Governance Code 2018 and that Richard Burrows has served as a Director for just over ten years.

To facilitate the ongoing succession process and to best serve the interests of the Company’s shareholders, it is intended that Mr Burrows will retire from the Board at or prior to the Annual General Meeting in 2021 and will continue to lead the Board in the interim. Accordingly, the Board will be proposing Mr Burrows for re-election as Chairman at the forthcoming 2020 Annual General Meeting.

Kieran Poynter will retire from the Board with effect from the conclusion of the Annual General Meeting on 30 April 2020. Mr Poynter has served as a Non-Executive Director since July 2010, as Senior Independent Director since October 2016, and is currently a member of the Audit and Nominations Committees.

Dimitri Panayotopoulos will succeed Mr Poynter as the Company’s Senior Independent Director with effect from the conclusion of the 2020 Annual General Meeting. Mr Panayotopoulos has also taken over responsibility for leading the process for succession planning for the role of Chairman. Mr Panayotopoulos has served as a Non-Executive Director since February 2015, is the Chairman of the Remuneration Committee and is a member of the Nominations Committee.

EXTERNAL RECOGNITION IN RESPECT OF SUSTAINABILITY

In 2019, the Group received a number of independent awards and recognition in respect of the Group’s efforts in respect of sustainability. These include:

•

Named as one of the most sustainable companies in the world in 2019 by SEAL Business Sustainability Awards – receiving the SEAL Organizational Award, which recognises overall corporate sustainability performance;

•	Included, for the 18th consecutive year, in the Dow Jones Sustainability Indices – being the only tobacco company included in the World Index which represents the top 10% of ESG performers;

•

Named within CDP’s Climate A List – (recognising our actions to cut emissions, mitigate climate risks and develop the low-carbon economy) and awarded a position on CPD’s Supplier Engagement Leaderboard, recognising our actions to engage with suppliers to manage climate risk and reduce Scope 3 carbon emissions in our supply chain;

•	Accredited as a Global Top Employer – acknowledging our commitment to provide best-in-class working environments and career opportunities;

•	Ranked in the top 10% of companies in the Financial Times Diversity Leaders report; and

•	Recognised for best practice by the International Women’s Day Association with regards to our global campaigns.

Other information continued…

GOING CONCERN

A description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position, together with the factors likely to affect its future development, performance and position, are set out in this announcement. Further information will be provided in the Strategic Report and in the notes to the financial statements, all of which will be included in the 2019 Annual Report and Form 20-F.

The Group has, at the date of this announcement, sufficient existing financing available for its estimated requirements for at least the next 12 months. This, together with the ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budget, plans and financing arrangements for the next three years, the Directors consider that the Group has adequate resources to continue operating and that it is therefore appropriate to continue to adopt the going concern basis in preparing the Annual Report and Form 20-F.

ENQUIRIES:

INVESTOR RELATIONS:		PRESS OFFICE:

Mike Nightingale Rachael Brierley Victoria Buxton William Houston John Harney	+44 (0)20 7845 1180 +44 (0)20 7845 1519 +44 (0)20 7845 2012 +44 (0)20 7845 1138 +44 (0)20 7845 1263	Press Office	+44 (0)20 7845 2888

Webcast and Conference Call     Participant Passcode: 67806172#

A live webcast of the results is available via www.bat.com/latestresults on 27 February 2020 at 09.30 GMT

If you wish to listen to the presentation via a conference call facility please use the dial in details below:

Standard International Access: + 44 333 300 0804	SA (toll free): 0 800 111 446
UK (toll free): 0800 358 9473	US (toll free): +1 855 85 70686

Conference Call Playback Facility – Passcode: 301309327#

A replay of the conference call will also be available for 2 days.

Standard International Access: +44 333 300 0819	SA : +27 (21) 6724123
UK (toll free): 0800 358 2049	US (toll free): +1 (844) 307-9361

Financial Statements (Unaudited)

GROUP INCOME STATEMENT

	2019	2018
	£m	£m

Revenue [1]	25,877	24,492

Raw materials and consumables used	(4,599)	(4,664)
Changes in inventories of finished goods and work in progress	162	114
Employee benefit costs	(3,221)	(3,005)
Depreciation, amortisation and impairment costs	(1,512)	(1,038)
Other operating income	163	85
Loss on reclassification from amortised cost to fair value	(3)	(3)
Other operating expenses	(7,851)	(6,668)
Profit from operations	9,016	9,313
Net finance costs	(1,602)	(1,381)
Finance income	210	103
Finance costs	(1,812)	(1,484)
Share of post-tax results of associates and joint ventures	498	419
Profit before taxation	7,912	8,351
Taxation on ordinary activities	(2,063)	(2,141)
Profit for the year	5,849	6,210

Attributable to:
Owners of the parent	5,704	6,032
Non-controlling interests	145	178
	5,849	6,210

Earnings per share
Basic	249.7p	264.0p

Diluted	249.0p	263.2p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 30 to 44 form an integral part of this condensed consolidated financial information.

1 Revenue is net of duty, excise and other taxes of £39,826 million and £38,553 million for the years ended 31 December 2019 and 31 December 2018, respectively.

Financial Statements (Unaudited)

GROUP STATEMENT OF COMPREHENSIVE INCOME

	2019	2018
	£m	£m
Profit for the year (page 24)	5,849	6,210
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	(3,216)	3,099
Differences on exchange	(2,967)	3,868
Cash flow hedges
– net fair value losses	(246)	(58)
– reclassified and reported in profit for the year	53	17
Net investment hedges
– net fair value gains/(losses)	21	(472)
– differences on exchange on borrowings	(18)	(236)
Associates – share of OCI, net of tax	(115)	(38)
Tax on items that may be reclassified	56	18

Items that will not be reclassified subsequently to profit or loss:	(507)	115
Retirement benefit schemes
– net actuarial (losses)/gains	(582)	138
– surplus recognition	(7)	4
Associates – share of OCI, net of tax	7	6
Tax on items that will not be reclassified	75	(33)
Total other comprehensive (expense)/income for the year, net of tax	(3,723)	3,214
Total comprehensive income for the year, net of tax	2,126	9,424

Attributable to:
Owners of the parent	2,000	9,239
Non-controlling interests	126	185
	2,126	9,424

The accompanying notes on pages 30 to 44 form an integral part of this condensed consolidated financial information.

Financial Statements (Unaudited)

GROUP STATEMENT OF CHANGES IN EQUITY

2019	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2019	614	26,606	(333)	38,557	65,444	244	65,688

Total comprehensive (expense)/income for the year comprising: (page 25)	-	-	(3,190)	5,190	2,000	126	2,126
Profit for the year (page 24)	-	-	-	5,704	5,704	145	5,849
Other comprehensive expense the year (page 25)	-		(3,190)	(514)	(3,704)	(19)	(3,723)
Cash flow hedges reclassified and reported in total assets	-	-	(32)	-	(32)	-	(32)
Employee share options
– value of employee services	-	-	-	115	115	-	115
– proceeds from shares issued	-	3	-	-	3	-	3
Dividends and other appropriations
– ordinary shares	-	-	-	(3,476)	(3,476)	-	(3,476)
– to non-controlling interests	-	-	-	-	-	(148)	(148)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(117)	(117)	-	(117)
Other movements non-controlling interests	-	-	-	-	-	36	36
Other movements	-	-	-	(35)	(35)	-	(35)
Balance at 31 December 2019	614	26,609	(3,555)	40,234	63,902	258	64,160

2018	Attributable to owners of the parent

	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 31 December 2017 – revised	614	26,602	(3,392)	36,935	60,759	222	60,981

Accounting policy change (IFRS 9)	-	-	(9)	(29)	(38)	-	(38)

Revised balance at 1 January 2018	614	26,602	(3,401)	36,906	60,721	222	60,943
Total comprehensive income for the year comprising: (page 25)	-	-	3,090	6,149	9,239	185	9,424
Profit for the year (page 24)	-	-	-	6,032	6,032	178	6,210
Other comprehensive income for the year (page 25)	-	-	3,090	117	3,207	7	3,214
Cash flow hedges reclassified and reported in total assets	-	-	(22)	-	(22)	-	(22)
Employee share options
– value of employee services	-	-	-	121	121	-	121
– proceeds from shares issued	-	4	-	-	4	-	4
Dividends and other appropriations
– ordinary shares	-	-	-	(4,463)	(4,463)	-	(4,463)
– to non-controlling interests	-	-	-	-	-	(163)	(163)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(139)	(139)	-	(139)
Non-controlling interests – acquisitions	-	-	-	(11)	(11)	-	(11)
Other movements	-	-	-	(6)	(6)	-	(6)
Balance at 31 December 2018	614	26,606	(333)	38,557	65,444	244	65,688

The accompanying notes on pages 30 to 44 form an integral part of this condensed consolidated financial information.

Financial Statements (Unaudited)

GROUP BALANCE SHEET

	2019	2018
	£m	£m
Assets
Non-current assets
Intangible assets	118,787	124,013
Property, plant and equipment	5,518	5,166
Investments in associates and joint ventures	1,860	1,737
Retirement benefit assets	430	1,147
Deferred tax assets	424	344
Trade and other receivables	248	685
Investments held at fair value	12	39
Derivative financial instruments	452	556
Total non-current assets	127,731	133,687

Current assets
Inventories	6,094	6,029
Income tax receivable	122	74
Trade and other receivables	4,093	3,588
Investments held at fair value	123	178
Derivative financial instruments	313	179
Cash and cash equivalents	2,526	2,602
	13,271	12,650
Assets classified as held-for-sale	3	5
Total current assets	13,274	12,655

Total assets	141,005	146,342

The accompanying notes on pages 30 to 44 form an integral part of this condensed consolidated financial information.

Financial Statements (Unaudited)

GROUP BALANCE SHEET – cont…

	2019	2018
	£m	£m
Equity – capital and reserves
Share capital	614	614
Share premium, capital redemption and merger reserves	26,609	26,606
Other reserves	(3,555)	(333)
Retained earnings	40,234	38,557
Owners of the parent	63,902	65,444
Non-controlling interests	258	244
Total equity	64,160	65,688

Liabilities
Non-current liabilities
Borrowings	37,804	43,284
Retirement benefit liabilities	1,459	1,665
Deferred tax liabilities	17,050	17,776
Other provisions for liabilities	388	331
Trade and other payables	1,034	1,055
Derivative financial instruments	287	214
Total non-current liabilities	58,022	64,325

Current liabilities
Borrowings	7,562	4,225
Income tax payable	683	853
Other provisions for liabilities	670	318
Trade and other payables	9,727	10,631
Derivative financial instruments	181	302
Total current liabilities	18,823	16,329

Total equity and liabilities	141,005	146,342

The accompanying notes on pages 30 to 44 form an integral part of this condensed consolidated financial information.

Financial Statements (Unaudited)

GROUP CASH FLOW STATEMENT

	2019	2018
	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 35)	10,948	11,972
Dividends received from associates	252	214
Tax paid	(2,204)	(1,891)
Net cash generated from operating activities	8,996	10,295
Cash flows from investing activities
Interest received	80	52
Purchases of property, plant and equipment	(664)	(758)
Proceeds on disposal of property, plant and equipment	34	38
Purchases of intangibles	(151)	(185)
Purchases of investments	(191)	(320)
Proceeds on disposals of investments	339	167
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(86)	(32)
Proceeds on disposal of non-core business net of cash disposed	-	17
Net cash used in investing activities	(639)	(1,021)
Cash flows from financing activities
Interest paid	(1,601)	(1,557)
Interest element of lease liabilities	(32)	(2)
Capital element on lease liabilities	(154)	(10)
Proceeds from increases in and new borrowings	4,247	2,111
(Outflows)/inflows relating to derivative financial instruments	(564)	49
Purchases of own shares held in employee share ownership trusts	(117)	(139)
Reductions in and repayments of borrowings	(5,640)	(5,586)
Dividends paid to owners of the parent	(4,598)	(4,347)
Capital injection from/(purchase of) non-controlling interests	20	(11)
Dividends paid to non-controlling interests	(157)	(142)
Other	3	4
Net cash used in financing activities	(8,593)	(9,630)
Net cash flows used in operating, investing and financing activities	(236)	(356)
Differences on exchange	(57)	(138)
Decrease in net cash and cash equivalents in the year	(293)	(494)
Net cash and cash equivalents at 1 January	2,328	2,822
Net cash and cash equivalents at year end	2,035	2,328

Cash and cash equivalents per balance sheet	2,526	2,602
Overdrafts and accrued interest	(491)	(274)
Net cash and cash equivalents at year end	2,035	2,328

The accompanying notes on pages 30 to 44 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items on pages 32 and 33, included in the above, are £564 million (31 December 2018: £601 million).

Notes to the Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information for the year ended 31 December 2019 is unaudited. Audited financial statements will be included in the Annual Report and Form 20-F. This condensed consolidated financial information does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006.

The Group prepares its annual consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

These condensed financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. They are prepared on a basis consistent with the IFRS accounting policies as set out in the Annual Report for the year ended 31 December 2018, except as required to be revised for the implementation of accounting standards effective 1 January 2019, noted below.

With effect from 1 January 2019, the Group has applied IFRS 16 Leases to contractual arrangements which are, or contain, leases of assets, and consequently recognises right-of-use assets and lease liabilities at the commencement of the leasing arrangement, with the assets included as part of property, plant and equipment and the liabilities included as part of borrowings.

In adopting IFRS 16, the Group has applied the modified retrospective approach with no restatement of prior periods, as permitted by the Standard. Total assets and total equity and liabilities on 1 January 2019 have both increased by £607 million. The Group has taken advantage of certain practical expedients available under the Standard, including “grandfathering” previously recognised lease arrangements such that contracts were not reassessed at the implementation date as to whether they were, or contained, a lease, and leases previously classified as finance leases under IAS 17 remained capitalised on the adoption of IFRS 16. In addition, as part of the implementation, the Group has applied a single discount rate to portfolios of leases with reasonably similar characteristics, has assessed whether individual leases are onerous prior to applying the Standard, has applied hindsight in determining the lease term if the contract contains options to extend or terminate the lease, and has not applied the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

With effect from 1 January 2019, the Group has adopted the requirements of IFRIC 23 Uncertainty over Income Tax payments. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. There was no impact on the Group’s profit and equity.

The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of these condensed consolidated financial statements. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect these condensed consolidated financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

Notes to the Financial Statements

Accounting policies and basis of preparation cont…

During the year, as an outcome of the Financial Reporting Council’s (FRC’s) review of the Group’s 2018 Annual Report and Accounts, the Group received correspondence related to a number of areas, including the accounting treatment for interim dividends. It was agreed that the recognition of an accrual at 31 December 2017 (in respect of the dividend paid in February 2018) and 31 December 2018 (in respect of the dividend paid in February 2019) was incorrect. Accordingly, from 1 January 2019, the Group has revised the treatment with respect to dividends, to recognise interim dividends in the period in which they are paid. The review conducted by the FRC was based solely on the Group’s published report and accounts and does not provide any assurance that the report and accounts are correct in all material respects.

ADJUSTING ITEMS

Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share.

ANALYSIS OF REVENUE BY SEGMENT

	2019					2018
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
Revenue	£m	£m	£m	£m	£m	£m	£m	£m

US	10,373	-	10,373	(456)	9,917	9,495	-	9,495

APME	5,153	-	5,153	4	5,157	4,882	-	4,882

AMSSA	4,261	-	4,261	230	4,491	4,111	-	4,111

ENA	6,090	(50)	6,040	78	6,118	6,004	(180)	5,824

Total Region	25,877	(50)	25,827	(144)	25,683	24,492	(180)	24,312

ADJUSTING ITEMS INCLUDED IN REVENUE

Adjusting items in revenue relate to certain third-party contract manufacturing arrangements. The Group acquires and sells goods inclusive of excise, acquired from a third party under short-term arrangements, and then passed on to customers. This increases both revenue and cost of sales, with no impact to profit from operations but distorts operating margin. To better reflect the underlying performance of the Group, this uplift from excise in both revenue and cost of sales has been adjusted for, given the temporary nature of the arrangement.

Notes to the Financial Statements

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	2019					2018
	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted
	£m	£m	£m	£m	£m	£m	£m	£m
Profit from Operations

US	4,410	626	5,036	(238)	4,798	4,006	505	4,511

APME	1,753	306	2,059	43	2,102	1,858	90	1,948

AMSSA	1,204	638	1,842	70	1,912	1,544	194	1,738

ENA	1,649	544	2,193	27	2,220	1,905	245	2,150

Total Region	9,016	2,114	11,130	(98)	11,032	9,313	1,034	10,347

Net finance costs	(1,602)	80	(1,522)	56	(1,466)	(1,381)	(4)	(1,385)

Associates and joint ventures	498	(25)	473	(7)	466	419	(32)	387

Profit before tax	7,912	2,169	10,081	(49)	10,032	8,351	998	9,349

Taxation	(2,063)	(438)	(2,501)	3	(2,498)	(2,141)	(223)	(2,364)

Non-controlling interests	(145)	(17)	(162)	(5)	(167)	(178)	(6)	(184)

Profit attributable to shareholders	5,704	1,714	7,418	(51)	7,367	6,032	769	6,801

Diluted number of shares (m)	2,291		2,291		2,291	2,292		2,292

Diluted earnings per share (pence)	249.0		323.8		321.6	263.2		296.7

Notes to the analysis of revenue and profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Full details of the Group’s adjusting items will be included in the Annual Report and Form 20-F for the year ended 31 December 2019.

In summary, in 2019, the Group incurred £2,114 million (2018: £1,034 million) of adjusting items within profit from operations.

	2019	2018
	£m	£m

Restructuring and integration costs	565	363
Amortisation and impairment of trademarks and similar intangibles	481	377
Impairment of goodwill in Indonesia, Highendsmoke and VapeWild	194	-
Charge in respect of an excise dispute in Russia	202	-
Charge in respect of Quebec	436	-
Fixed asset impairment in hyperinflationary economies	-	110
Other adjusting items (including Engle)	236	184
Total adjusting items included in profit from operations	2,114	1,034

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the operating model. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities.

Notes to the Financial Statements

Adjusting items included in profit from operations cont…

The operating model includes revised organisation structures, standardised processes and shared back office services underpinned by a global single instance of SAP. These initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used. The costs of these initiatives, together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2019	2018
	£m	£m

Employee benefit costs	364	176
Depreciation and impairment costs	63	48
Other operating expenses	145	145
Other operating income	(7)	(6)
Total	565	363

The adjusting charge in 2019 relates to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model. These costs are mainly in relation to Quantum, a programme to simplify the business and create a more efficient, agile and focused Group, as announced in September 2019. This includes the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the downsizing and factory rationalisation activities in Germany, Russia and APME. Included in other operating income are amounts related to the reversal of a deferred consideration provision in relation to the acquisition of TDR d.o.o. (TDR).

Restructuring and integration costs in 2018 relates to the integration costs associated with the acquisition of RAI and ongoing costs of implementing the revisions to the Group’s operating model. This includes the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover the downsizing activities in Germany, Russia and in APME, partially offset by the income from sale of certain assets that have become available as part of the downsizing activities.

(b) Amortisation and impairment of trademarks and similar intangibles

Acquisitions including RAI, TDR and Skandinavisk Tobakskompagni in previous years, have resulted in the capitalisation of trademarks and similar intangibles that are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £481 million (2018: £377 million) is included in depreciation, amortisation and impairment costs in the income statement. The charge in 2019 includes £63 million in relation to Kodiak, £29 million in respect of acquired new category brands that will migrate to the Group’s global new category brands in line with the portfolio simplification agenda and £37 million in respect of VapeWild.

(c) Other

In 2019, the Group incurred £1,068 million (2018: £294 million) of other adjusting items.

The charge in 2019 includes £436 million related to the Quebec Class Action (as described on page 20) and a charge in relation to an excise dispute in Russia (£202 million) as explained on page 21. The charge also includes £236 million (2018: £178 million) related to other litigation (including Engle progeny litigation in the US) offset by credits (in 2018) related to the Non-Participating Manufacturers settlement which have been adjusted within “other operating expenses”.

During 2019, the Group impaired goodwill of £194 million, related to Indonesia from the Bentoel acquisition (£172 million), VapeWild (£12 million) and Highendsmoke (£10 million). These have been adjusted within “depreciation, amortisation and impairment costs”.

Notes to the Financial Statements

Adjusting items included in profit from operations cont…

The net assets of the Group’s Venezuelan operations are subject to accounting adjustments under IAS 29, Financial Accounting in Hyperinflationary Economies, as they are revalued, for accounting purposes, from their acquisition date to the balance sheet date. This led to an increase in the sterling carrying value that did not reflect the recoverable value of those assets. Accordingly, in 2018 an impairment charge of £110 million was recognised and treated as an adjusting item within “depreciation, amortisation and impairment costs”.

ADJUSTING ITEMS INCLUDED IN NET FINANCE COSTS

In 2019, the Group incurred interest on adjusting tax payables of £80 million (2018: £41 million). This included interest of £28 million (2018: £25 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO), as described on page 44 and interest of £50 million in respect of the Russia excise dispute. 2018 also included a charge of £12 million in relation to retrospective tax authority guidance on overseas withholding tax.

In 2018, the Group recognised a monetary gain of £45 million related to the application of hyperinflationary accounting in Venezuela. As this was not reflective of the underlying performance of the Group, this has been treated as an adjusting item.

All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 39.

ADJUSTING ITEMS INCLUDED IN RESULTS OF ASSOCIATES AND JOINT VENTURES

The following is a summary of the adjusting items incurred in respect of the Group’s associates and joint ventures, shown reflecting the Group’s share of post-tax results:

	2019	2018
	£m	£m

Reversal of tax claim in ITC	-	10
Dilution of interest in ITC	25	22

Total	25	32

The Group’s interest in ITC decreased from 29.57% to 29.46% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £25 million (2018: £22 million), which is treated as a deemed partial disposal and included in the income statement. In 2018, ITC also recognised an adjusting gain related to the release of certain provisions related to a tax claim, the Group’s share of which, net of tax, was £10 million.

The share of post-tax results of associates and joint ventures is after the adjusting items shown above which are excluded from the calculation of adjusted earnings per share as set out on page 39.

Notes to the Financial Statements

ADJUSTING ITEMS INCLUDED IN TAXATION

The Group’s tax rate is affected by the adjusting items referred to below and by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results.

Adjusting items in 2019 include a credit of £65 million (2018: £79 million) primarily related to changes in the US state tax rates in the year, relating to the revaluation of deferred tax liabilities arising on trademarks recognised on the RAI acquisition in 2017. In 2018, the Group also recognised a £55 million tax charge related to retrospective guidance regarding the application of overseas withholding tax in prior periods.

As the above items are not reflective of the ongoing business, they have been recognised as adjusting items within taxation. The adjusting tax item includes £373 million (2018: £199 million) in respect of the taxation on other adjusting items, which are described on pages 32 to 34. Refer to page 44 for the Franked Investment Income Group Litigation Order update.

CASH FLOW

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 29 includes the following items:

	2019	2018
	£m	£m

Profit from operations	9,016	9,313
Depreciation, amortisation and impairment	1,512	1,038
Increase in inventories	(371)	(192)
Decrease in receivables related to the charge in respect of the Quebec Class Action	436	-
(Increase)/decrease in trade and other receivables	(699)	502
(Decrease)/increase in provision for MSA	(124)	1,364
Increase in trade and other payables	730	123
Decrease in net retirement benefit liabilities	(40)	(100)
Increase/(decrease) in other provisions	382	(107)
Other non-cash items	106	31
Cash generated from operating activities	10,948	11,972
Dividends received from associates	252	214
Tax paid	(2,204)	(1,891)
Net cash generated from operating activities	8,996	10,295

Net cash generated from operating activities decreased by £1,299 million largely due to the timing impact of the MSA payment that was made in 2017 (£1.4 billion) which would otherwise have been paid in 2018. Other movements relate to working capital, particularly in Australia where the payment terms related to excise were changed in the year, to be payable from the date of importation, as such increasing inventory values.

Expenditure on research and development was approximately £376 million in 2019 (2018: £258 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Notes to the Financial Statements

Cash flow cont…

Net cash used in investing activities

Net cash used in investing activities declined by £382 million to £639 million (2018: £1,021 million) largely due to a net inflow of £148 million (2018: £153 million net outflow) from short-term investment products, including treasury bills and a reduction in purchases of property, plant and equipment of £94 million.

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In 2019, the Group invested £807 million, a decrease of 8.6% on the prior year (2018: £883 million).

The Group expects gross capital expenditure in 2020 of £650 million mainly related to the ongoing investment in the Group’s operational infrastructure including the expansion of our New Categories portfolio.

Net cash used in financing activities

Net cash used in financing activities was an outflow of £8,593 million in 2019 (2018: £9,630 million outflow). The 2019 outflow was mainly due to the repayment (at maturity) or early redemption (as part of the Group’s liquidity management strategy) of bonds in the year totalling £5.1 billion. This more than offset the inflow from the four bonds issued (totalling US$3.5 billion or £2.7 billion) in September 2019, following the successful shelf registration in the US.

The 2019 outflow also included the increased dividend payment of £4,598 million (2018: £4,347 million) due to the higher dividend per share and interest paid in the year of £1,601 million (2018: £1,557 million).

BORROWINGS AND NET DEBT

Total borrowings were £45,366 million at 31 December 2019, a decrease of 4.5% (31 December 2018: £47,509 million) with the movement principally related to the repayment of borrowings in the year and a foreign exchange tailwind due to the relative movements of the US$ against sterling. This was partly offset by the recognition of lease liabilities under IFRS 16 (£607 million, which are included as “borrowings”) and the payment of dividends to shareholders in the period.

The Group remains confident in its ability to access the debt capital markets successfully and reviews its options on a continuing basis. As part of the management of liquidity, funding and interest rate risk the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £42,574 million (31 December 2018: £44,351 million). A reconciliation of borrowings to net debt is provided below.

As at 31 December	2019	2018
	£m	£m

Total borrowings	(45,366)	(47,509)
Derivatives in respect of net debt:
Assets	527	647
Liabilities	(384)	(269)
Cash and cash equivalents	2,526	2,602
Current investments held at fair value	123	178
Net debt	(42,574)	(44,351)
Maturity profile of net debt:
Net debt due within one year	(4,947)	(1,447)
Net debt due beyond one year	(37,627)	(42,904)
Net debt	(42,574)	(44,351)

Notes to the Financial Statements

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury function.

The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2019, the average centrally managed debt maturity of bonds was 9.1 years (31 December 2018: 8.8 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 18.6% (31 December 2018: 18.4%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook) respectively, with a medium-term target of Baa1/BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

All contractual borrowing covenants have been met and these covenants are not expected to inhibit the Group’s operations or funding plans. The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of 4.5 times. The Group targets a gross interest cover, as calculated under its key central banking facilities, of greater than 5 times. For 2019, it was 7.1 times (2018: 7.2 times).

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 31 December 2019, the relevant ratios of floating* to fixed rate borrowings were 18:82 (2018: 21:79) on a net basis.

It is Group policy that short-term sources of funds (including drawings under both the US$4 billion commercial paper programme and £3 billion euro commercial paper programme) are backed by undrawn committed lines of credit and cash. As at 31 December 2019, the outstanding commercial paper was £1,056 million (31 December 2018: £536 million).

The Group maintains a two-tranche £6 billion revolving credit facility. This consists of a £3 billion 364-day revolving credit facility (which, in July 2019, was extended to mature in July 2020) and a £3 billion revolving credit facility maturing in 2021. The Group intends to refinance both tranches during the first half of 2020 with a new two-tranche £6 billion revolving credit facility consisting of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options). In July 2019, the Group also arranged short-term bilateral facilities with some of its core banks for a total amount of £745 million.

In July 2019, the Group filed a shelf registration statement on Form F-3 with the US Securities and Exchange Commission pursuant to which B.A.T Capital Corporation and B.A.T. International Finance p.l.c. may issue debt securities guaranteed by certain members of the Group from time to time. The SEC shelf programme, together with the EMTN programme, will be the basis for future normal issuances in the capital markets.

* The Group has early adopted the Amendments to IFRS 9 Financial Instruments in respect of the Interest Rate Benchmark Reform as a result of the UK Financial Conduct Authority’s announcement on 27 July 2017. Considering the relevant hedge relationships impacted by these amendments, as at 31 December 2019, the Group has floating rate borrowings with nominal value of £1,929 million and US$750 million (£566 million) that are due to mature in January 2022 and August 2022, respectively.

In relation to the Group’s floating rate borrowings and hedge instruments, there is exposure to uncertainty arising from changes in the USD LIBOR, EURIBOR and GBP LIBOR benchmarks. The Group believes that its contracts with interest rates based on these benchmarks adequately provide for alternate calculations of interest in the event that they are unavailable. The Group believes that any resulting ineffectiveness consequent to the Interest Rate Benchmark Reform is likely to be immaterial. Although these calculations may cause an administrative burden, the Group does not believe that these would materially adversely affect the Group or its ability to manage its interest rate risk.

Notes to the Financial Statements

RELATED PARTY DISCLOSURES

The Group’s related party transactions and relationships for 2018 were disclosed on page 190 of the Annual Report and Form 20-F for the year ended 31 December 2018. In the year ended 31 December 2019, there were no material changes in related parties or related party transactions. Full details of the Group’s related party transactions as at 31 December 2019 will be included in the Annual Report and Form 20-F for the year ended 31 December 2019.

EARNINGS PER SHARE

Basic earnings per share were 5.4% down at 249.7p (2018: 264.0p) as the impact of the charges in respect of Quebec, the Russian excise dispute, amortisation and impairment of trademarks, the impairment of goodwill in Indonesia, costs of litigation (including related to Engle in the US) and charges in respect of the ongoing restructuring programmes more than offset higher profit from operations (before such adjusting charges) and an improved performance from the Group’s main associate (ITC). Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share grew by 9.1% to 323.8p (2018: 296.7p) as the Group’s improved operating performance, an increase in profit from associates and joint ventures and the translational foreign exchange tailwind on the Group’s results, was partially offset by the higher interest charges. On a constant translational foreign exchange basis, adjusted diluted earnings per share were 8.4% higher at 321.6p.

	2019	2018
	pence	pence
Earnings per share
- basic	249.7	264.0
- diluted	249.0	263.2
Adjusted earnings per share
- basic	324.8	297.6
- diluted	323.8	296.7
Headline earnings per share
- basic	268.1	269.9
- diluted	267.3	269.1

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Notes to the Financial Statements

Earnings per share cont…

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 32 to 35):

	2019	2018
	pence	pence
Diluted earnings per share	249.0	263.2
Effect of restructuring and integration costs	20.3	12.2
Effect of amortisation of trademarks and similar intangibles	24.5	13.0
Effect of hyperinflation on Venezuela’s retained earnings	-	2.8
Effect of Quebec Class Action charge	13.6	-
Effect of the Russian excise dispute	8.1	-
Effect of other adjusting items	8.1	8.5
Effect of associates’ adjusting items	(1.1)	(1.4)
Effect of other adjusting items in net finance costs	3.5	1.8
Effect of adjusting items in respect of deferred taxation	(2.2)	(3.4)
Adjusted diluted earnings per share	323.8	296.7

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2019 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	2019	2018
	pence	pence
Diluted earnings per share	249.0	263.2
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	19.1	7.5
Effect of gains on disposal of property, plant and equipment and held-for-sale assets (net of tax)	0.3	(0.3)
Issue of shares and changes in shareholding of associates	(1.1)	(1.0)
Other (net of tax)	-	(0.3)
Diluted headline earnings per share	267.3	269.1

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	2019	2018

	£m	£m
Earnings	5,704	6,032
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets (net of tax)	439	173
Effect of gains on disposal of property, plant and equipment and held-for-sale assets (net of tax)	6	(7)
Issue of shares and changes in shareholding of associates	(25)	(22)
Other (net of tax)	-	(8)
Headline earnings	6,124	6,168

Notes to the Financial Statements

Earnings per share cont…

The earnings per share are based on:

	2019		2018
	Earnings	Shares	Earnings	Shares
Earnings per share	£m	m	£m	m
- basic	5,704	2,284	6,032	2,285
- diluted	5,704	2,291	6,032	2,292
Adjusted earnings per share
- basic	7,418	2,284	6,801	2,285
- diluted	7,418	2,291	6,801	2,292
Headline earnings per share
- basic	6,124	2,284	6,168	2,285
- diluted	6,124	2,291	6,168	2,292

ADOPTION OF IFRS 16 “LEASES”

With effect from 1 January 2019, the Group adopted IFRS 16 Leases with no revision of prior periods, as permitted by the Standard. In accordance with IFRS 16, the distinction between operating leases and finance leases has been removed. As a result, substantially all leasing arrangements were added to the balance sheet as lease liabilities and right-of-use assets.

As disclosed in the Notes on the Accounts in the 2018 Annual Report on Form 20-F, the anticipated impact of IFRS 16 to the Group’s balance sheet at 1 January 2019 was the capitalisation of £565 million right-of-use assets and lease liabilities of £562 million.

In 2019, as part of the implementation of IFRS 16, further lease commitments were identified resulting in an increase to right-of-use assets and lease liabilities. The impact of the new Standard to the Group’s balance sheet at 1 January 2019 is shown below:

Minimum lease commitments	£m	£m
Property
Within one year	126
Between one and five years	290
Beyond five years	149
		565
Plant and equipment and other
Within one year	63
Between one and five years	106
		169
Total minimum lease commitments		734
Additional commitments on the exercise of options		30
Low value leases and short-term leases excluded		(24)
Discounted to present value		(133)
Capitalised as lease liabilities at 1 January 2019		607
Prepaid leases reclassified from receivables		3
Capitalised as right-of-use assets at 1 January 2019		610

The weighted average incremental borrowing rate applied in discounting lease commitments was 5.60%.

Notes to the Financial Statements

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries. These are described below, are further described in Note 28 to the 2018 Annual Report and Accounts and Form 20-F and will be included in the 2019 Annual Report and Accounts and Form 20-F. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgment. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, overseas withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that may proceed to litigation in a number of countries including Brazil and Netherlands. The challenge from the South African Revenue Service regarding the debt financing of British American Tobacco South Africa was resolved in 2019.

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court in Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. On 3 February 2020, the certified Court Order was received. The Attorney General has 30 days to file a review petition with the Court. The Group is not, at the date of this announcement, aware of any filing.

On 12 August 2019, the Russian tax authority issued a Final audit report to JSC British American Tobacco-SPb (BAT SpB) related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The Final audit report seeks to retrospectively apply the legislation to the years 2015 to 2017. On 13 September 2019, BAT SpB submitted an appeal to the Federal Tax Services (FTS) objecting to the findings which was discussed in October 2019. The FTS accepted some of BAT SpB’s arguments and, on 27 January 2020, a final claim was issued by the FTS. As a consequence, the Group recognised a charge of £202 million within profit from operations and an interest charge of £50 million within net finance costs. Both charges were treated as adjusting items. In line with Russian law, the amounts were paid in January 2020. Accordingly, at 31 December 2019, the Group has provided for the full amount in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low price category brands brought by the Egyptian tax authority for £113 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are under review by the Council of State and hearings are scheduled for early 2020, for reviewing and submission of memoranda.

The Group is also appealing the ruling in respect of sales taxes and penalties in South Korea.

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant. While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, avenues of appeal will be pursued as necessary. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases were commenced in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of five provinces, the damages quantified in each of the provinces range between CAD$10 billion (approximately £5.8 billion) and CAD$118 billion (approximately £69 billion), and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £163 billion) and CAD$630 billion (approximately £367 billion) in 2016/2017 dollars. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion (approximately £192 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD $9.4-10.9 billion in damages (approximately £5.5 billion - £6.3 billion) in respect of environmental tobacco smoke. No trial date has been set. In respect of New Brunswick, on 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision requiring the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 has been delayed.

In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings. On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the two Quebec class actions. ITCAN’s share of the judgment is a maximum of CAD$ 9.2 billion. As a result of this judgment, the attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Group Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, ITCAN filed for protection under the CCAA. In its application ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation (the “Stays”). On 20 February 2020, the Stays were extended until 30 September 2020. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

As at 31 December 2019, the Group’s subsidiaries, R. J. Reynolds Tobacco Company (“RJRT”), Lorillard Tobacco Company and Brown & Williamson Holdings, Inc., had collectively been served in 1,773 pending Engle progeny cases filed on behalf of approximately 2,228 individual plaintiffs. Many of these are in active discovery or nearing trial. In 2019, RJRT or Lorillard Tobacco paid judgments in 22 Engle progeny cases. Those payments totalled US$142 million (approximately £107 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest. In addition, from 1 January 2017 to 31 December 2019, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco Company for US$117 million (approximately £89 million) in compensatory damages (as adjusted) and US$238 million (approximately £180 million) in punitive damages. A significant majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (approximately £151 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group’s subsidiaries will likely be required to bond and pay additional judgments as the litigation proceeds.

In January 2017, NCR and Appvion entered into a Consent Decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017. The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of costs on the Fox River. This Consent Decree was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019, and concludes all existing litigation on the Fox River clean-up. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments above, with the provision standing at £73 million at 31 December 2019.

In July 2016, the High Court ruled in favour of a Group subsidiary, BTI 2014 LLC (“BTI”), stating that a dividend of €135 million (approximately £114 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of BTI and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in BTI’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million (approximately £140 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the U.K. Supreme Court. Both parties applied directly to the U.K. Supreme Court for permission to appeal in March 2019. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. A hearing of BTI’s appeal has been listed to take place on 25 and 26 March 2020. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. No payments have been received.

Investigations

The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. It has been liaising with relevant authorities, including the UK’s Serious Fraud Office, which is conducting an investigation into suspicions of corruption in the conduct of business by Group companies and associated persons, and the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions. The Group is cooperating with the authorities’ investigations.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Notes to the Financial Statements

Contingent liabilities and financial commitments cont…

Summary

Having regard to all these matters, with the exception of Fox River, Russia, Quebec and potentially certain Engle progeny cases, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group.

Full details of the litigation against Group companies and tax disputes as at 31 December 2019 will be included in the Annual Report and Form 20-F for the year ended 31 December 2019. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments in 2019 or to date in 2020 that would impact on the financial position of the Group.

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. The Supreme Court has notified the parties in the FII GLO that the outstanding appeal issues will be heard in two separate trials in 2020. Full details will be provided in the 2019 Annual Report and Accounts and Form 20-F. The Supreme Court judgment in the CFC & Dividend Group Litigation Order, of which Prudential is the test case, was delivered on 25 July 2018. Applying the Prudential judgment reduces the value of the FII claim to approximately £0.6 billion, mainly as the result of the application of simple interest.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments, less a deduction (withheld by HMRC) of £0.3 billion. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt (being net £0.9 billion) and is held as deferred income. Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £28 million in respect of 2019 (2018: £25 million) accruing on the balance, which was also treated as an adjusting item.

RETIREMENT BENEFIT SCHEMES

The Group’s subsidiaries operate over 190 retirement benefit arrangements worldwide. The majority of the scheme members belong to defined benefit schemes, most of which are funded externally and many of which are closed to new entrants. The Group also operates a number of defined contribution schemes.

The present value of total funded scheme liabilities as at 31 December 2019 was £11,726 million (2018: £11,317 million), while unfunded scheme liabilities amounted to £1,135 million (2018: £1,106 million). The fair value of scheme assets declined from £11,925 million in 2018 to £11,860 million in 2019. The overall net liability for all pension and healthcare schemes in Group subsidiaries amounted to £1,029 million at the end of 2019, compared to £518 million at the end of 2018.

The increase in net liability may be largely attributed to lower discount rates applied in the US (2019: 3.3%; 2018: 4.3%) and the UK (2019: 2.0%; 2018: 2.9%) and to the agreement with Pension Insurance Corporation plc (“PIC”), whereby the Trustees of the British American Tobacco UK Pension Fund (“UK Fund”) agreed to acquire an insurance policy that operates as a UK Fund investment asset, as explained on page 20.

Other Information

DIVIDENDS

The Board has declared an interim dividend of 210.4p per ordinary share of 25p, for the year ended 31 December 2019, payable in four equal quarterly instalments of 52.60p per ordinary share in May 2020, August 2020, November 2020 and February 2021. This represents an increase of 3.6% on 2018 (2018: 203.0p per share), and a payout ratio, on 2019 adjusted diluted earnings per share, of 65.0%.

The quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register and to holders of American Depositary Shares (ADSs), each on the applicable record dates set out under the heading ‘Key Dates’ below.

General dividend information

Under IFRS, the dividend is recognised in the year that it is approved by shareholders or, if declared as an interim dividend by directors, in the period that it is paid.

During the year, as an outcome of the Financial Reporting Council’s (FRC’s) review of the Group’s 2018 Annual Report and Accounts, the Group received correspondence related to a number of areas, including the accounting treatment for interim dividends. It was agreed that the recognition of an accrual at the year-end in respect of the dividend paid in February 2018 and February 2019 was incorrect. Accordingly, from 1 January 2019, the Group has revised the treatment to recognise the interim dividends in the period in which they are paid. The review conducted by the FRC was based solely on the Group’s published report and accounts and does not provide any assurance that the report and accounts are correct in all material respects.

The cash flow, prepared in accordance with IFRS, reflects the total cash paid in the period, amounting to £4,598 million (2018: £4,347 million) and was unaffected by the change.

	2019		2018

Dividends declared:	Pence per share	USD per ADS	Pence per share	USD per ADS
Quarterly payment 1 (paid May 2019)	50.75	0.6596990	48.8	0.661142
Quarterly payment 2 (paid August 2019)	50.75	0.6155970	48.8	0.628153
Quarterly payment 3 (paid November 2019)	50.75	0.6521370	48.8	0.621712
Quarterly payment 4 (paid February 2020)	50.75	0.6571610	48.8	0.632496
	203.0	2.5845940	195.2	2.543503

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are set out below. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the BAT American Depositary Receipt (“ADR”) programme in respect of each quarterly dividend payment.

South Africa Branch Register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated below, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Other Information

Dividends cont…

Key dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the quarterly dividends payments are applicable. All dates are 2020, unless otherwise stated.

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Preliminary announcement (includes declaration data required for JSE purposes)	27 February
Publication of finalisation information (JSE)	17 March	30 June	21 September	7 December
No removal requests permitted between the UK main register and the South Africa branch register	17 March to 27 March (inclusive)	30 June to 10 July (inclusive)	21 September to 2 October (inclusive)	7 December to 18 December (inclusive)
Last Day to Trade (LDT) cum dividend (JSE)	24 March	7 July	29 September	14 December
Shares commence trading ex-dividend (JSE)	25 March	8 July	30 September	15 December
No transfers permitted between the UK main register and the South Africa branch register	25 March to 27 March (inclusive)	8 July to 10 July (inclusive)	30 September to 2 October (inclusive)	15 December to 18 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	25 March to 27 March (inclusive)	8 July to 10 July (inclusive)	30 September to 2 October (inclusive)	15 December to 18 December (inclusive)
Shares commence trading ex-dividend (LSE and NYSE)	26 March	9 July	1 October	17 December
Record date (JSE, LSE and NYSE)	27 March	10 July	2 October	18 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	21 April	29 July	22 October	13 January 2021
Payment date (LSE and JSE)	13 May	19 August	12 November	3 February 2021
ADS payment date (NYSE)	18 May	24 August	17 November	8 February 2021

Note:

(1)	The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

Other Information

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted revenue from the strategic portfolio, adjusted revenue from New Categories, adjusted profit from operations and adjusted diluted earnings per share, which are before the impact of adjusting items and are reconciled from revenue, profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. The Group also provides other non-GAAP measures of net debt, adjusted net debt and adjusted net debt to adjusted earnings before interest, tax, depreciation, amortisation and post-tax income from associates and joint-ventures (adjusted EBITDA), which the Group uses to monitor its financial position.

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information

Non-GAAP measures cont…

The Group also presents net debt and adjusted net debt, non-GAAP measures, on pages 8 and 36. The Group uses adjusted net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt and adjusted net debt have limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt and adjusted net debt are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 1/2019 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants. These are shown on pages 39 and 40.

The Group also presents underlying tax rate, a non-GAAP measure, on page 7 and page 35. The Group uses underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s headline effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s headline effective tax rate as determined in accordance with IFRS.

Other Information

Non-GAAP measures cont…

Adjusted Revenue

  Definition: Revenue before the impact of adjusting items.

	2019	2018
	£m	£m
Revenue	25,877	24,492
Less: Excise on goods bought-in on short-term arrangements	(50)	(180)
Adjusted revenue	25,827	24,312
Impact of foreign exchange	(144)	-
Adjusted revenue re-translated at constant exchange rates	25,683	24,312

Adjusted Revenue from the Strategic Portfolio

Definition: Revenue before the impact of adjusting items derived from the Strategic Portfolio. This measure enables users of the financial statements to better compare the Group’s business performance across periods and with reference to the Group’s investment activity.

	2019	Adj items	Impact of exchange	2019 adj at 2018 CC	2018	Adj items	2018 adjusted
	£m	£m	£m	£m	£m	£m	£m

Strategic Portfolio
Strategic Combustibles	16,515	-	(200)	16,315	15,457	-	15,457
Vapour	401	-	(9)	392	318	-	318
THP	728	-	(35)	693	565	-	565
Modern Oral	126	-	3	129	34	-	34
New Categories	1,255	-	(41)	1,214	917	-	917
Traditional Oral	1,023	-	(43)	980	883	-	883
Total Strategic Revenue	18,793	-	(284)	18,509	17,257	-	17,257

Non-Strategic portfolio
Combustibles	6,486	(50)	141	6,577	6,615	(180)	6,435
Traditional Oral	58	-	(2)	56	58		58
Other	540	-	1	541	562		562
Total Non-Strategic revenue	7,084	(50)	140	7,174	7,235	(180)	7,055

Total Revenue	25,877	(50)	(144)	25,683	24,492	(180)	24,312

Adjusted profit from operations

Definition: Profit from operations before the impact of adjusting items (described on pages 32 and 33).

	2019	2018
	£m	£m
Profit from operations	9,016	9,313
Restructuring and integration costs	565	363
Amortisation and impairment of trademarks and similar intangibles	481	377
Impairment of goodwill in Indonesia, Highendsmoke and VapeWild	194	-
Charge in respect of an excise dispute in Russia	202	-
Charge in respect of Quebec	436	-
Fixed asset impairment in hyperinflationary economies	-	110
Other adjusting items (including Engle)	236	184
Adjusted profit from operations	11,130	10,347
Impact of foreign exchange	(98)	-
Adjusted profit from operations re-translated at constant exchange rates	11,032	10,347

Other Information

Non-GAAP measures cont…

Adjusted net finance costs

Definition: Net finance costs before the impact of adjusting items (described on page 34).
	2019	2018
	£m	£m

Finance costs	(1,812)	(1,484)
Finance income	210	103
Net finance costs	(1,602)	(1,381)

Less: adjusting items	80	(4)
Interest related to adjusting tax payables	80	41
Gain arising due to hyperinflationary accounting	-	(45)

Net adjusted finance costs	(1,522)	(1,385)

Comprising:
Interest payable	(1,718)	(1,606)
Interest and dividend income	84	68
Fair value changes – derivatives	(367)	154
Exchange differences	479	(1)
Net adjusted finance costs	(1,522)	(1,385)

Impact of foreign exchange	56
Net adjusted finance costs (at constant rates of exchange)	(1,466)

Adjusted taxation

  Definition: Taxation before the impact of adjusting items (described on page 35).

	2019	2018
	£m	£m
UK
- current year tax	41	66
- adjustment in respect of prior periods	(33)	(6)
Overseas
- current year tax	2,074	2,460
- adjustment in respect of prior periods	(27)	(5)
Current tax	2,055	2,515
Deferred tax	8	(374)
	2,063	2,141
Adjusting items	438	223
Net adjusted tax charge	2,501	2,364

The	tax rate in the income statement was a charge of 26.1% (2018: 25.6%).

Other Information

Non-GAAP measures cont…

Underlying tax rate

Definition: Tax rate incurred before the impact of adjusting items (described on page 35) and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

	2019	2018
	£m	£m
Profit before taxation	7,912	8,351
Less: Share of post-tax results of associates and joint ventures	(498)	(419)
Adjusting items within profit from operations	2,114	1,034
Adjusting items within finance costs	80	(4)
Adjusted profit before taxation, excluding associates and joint ventures	9,608	8,962

Taxation on ordinary activities	(2,063)	(2,141)
Adjusting items within taxation	(65)	(24)
Taxation on adjusting items	(373)	(199)
Adjusted taxation	(2,501)	(2,364)
Underlying tax rate	26.0%	26.4%
Headline effective tax rate	26.1%	25.6%

Adjusted diluted earnings per share, at constant rates of exchange

Definition: diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange.

	2019	2018
	pence	pence
Diluted earnings per share	249.0	263.2
Effect of restructuring and integration costs	20.3	12.2
Effect of amortisation of trademarks and similar intangibles	24.5	13.0
Effect of hyperinflation on Venezuela’s retained earnings	-	2.8
Effect of Quebec Class Action	13.6	-
Effect of Russia excise dispute	8.1	-
Effect of retrospective guidance on overseas withholding tax	-	2.4
Effect of other adjusting items	8.1	6.1
Effect of associates’ adjusting items	(1.1)	(1.4)
Effect of other adjusting items in net finance costs	3.5	1.8
Effect of adjusting items in respect of deferred taxation	(2.2)	(3.4)
Adjusted diluted earnings per share	323.8	296.7
Impact of foreign exchange	(2.2)
Adjusted diluted earnings per share, at constant exchange rates	321.6

Other Information

Non-GAAP measures cont…

Other Information

Non-GAAP measures cont…

Ratio of adjusted net debt to adjusted EBITDA

Definition: net debt, excluding the impact of the revaluation of RAI acquired debt arising as part of the purchase price allocation process, as a proportion of profit for the year (earnings) before net finance costs (interest), tax, depreciation, amortisation, impairment, associates and adjusting items.

	2019	2018
	£m	£m
Total borrowings	45,366	47,509
Derivatives in respect of net debt:
- Assets	(527)	(647)
- Liabilities	384	269
Cash and cash equivalents	(2,526)	(2,602)
Current assets held at fair value	(123)	(178)
Total net debt	42,574	44,351
Purchase price adjustment (PPA) to RAI debt	(848)	(944)
Adjusted net debt	41,726	43,407

Profit for the year	5,849	6,210
Taxation on ordinary activities	2,063	2,141
Net finance costs	1,602	1,381
Depreciation, amortisation or impairment costs	1,512	1,038
Share of post-tax results of associates and joint ventures	(498)	(419)
Other adjusting items (excluding depreciation, amortisation and impairment)	1,376	499
Adjusted EBITDA	11,904	10,850
Adjusted net debt to adjusted EBITDA	3.5x	4.0x

Translational foreign exchange impact to adjusted net debt	854
Adjusted net debt at constant rates	42,580
Translational foreign exchange impact to adjusted EBITDA	(102)
Adjusted EBITDA at constant rates	11,802
Adjusted net debt to adjusted EBITDA (at constant exchange rates)	3.6x

Other Information

ADDITIONAL INFORMATION

British American Tobacco is one of the world’s leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Neo, Newport, Camel (in the US) and Natural American Spirit (in the US) – and over 200 brands in our portfolio, including a growing portfolio of other potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

ANNUAL REPORT and FORM 20-F

Statutory accounts

The financial information set out above does not constitute the Company’s statutory accounts for the years ended 31 December 2019 or 2018. Statutory accounts for 2018 have been delivered to the Registrar of Companies and those for 2019 will be delivered following the Company’s Annual General Meeting. The auditors’ report on the 2018 accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Publication

The Annual Report and Form 20-F will be published on bat.com on or around 26 March 2020. A printed copy will later be mailed to shareholders on the UK main register who have elected to receive it. At the same time, shareholders will be notified of the availability of the Annual Report and Form 20-F on the website and of the Performance Summary together with other ancillary documents in accordance with their elections. Specific local mailing and/or notification requirements will apply to shareholders on the South Africa branch register. In addition, the Company files its Annual Report on Form 20-F and other documents with the United States Securities and Exchange Commission (SEC). BAT’s filings are available to the public, together with the public filings of other issuers, at the SEC’s website, www.sec.gov.

The Group financial statements (including the notes to the financial statements and the report of the independent registered public accounting firm (for US purposes) for the year ended 31 December 2019), the consent of KPMG LLP and management’s report on internal control over financial reporting will be furnished on a Form 6-K with the SEC on or around 18 March 2020 and will be available on the SEC’s website at www.sec.gov. That Form 6-K will be submitted to the U.K. National Storage Mechanism thereafter and will be available for inspection at www.morningstar.co.uk/uk/NSM.

DISTRIBUTION OF PRELIMINARY STATEMENT

This announcement is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations. It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services. Contact details are set out below.

This announcement was approved by the Board of Directors on 26 February 2020

Other Information

OTHER PRODUCTS

The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units.

The conversion rates that are applied:

Equivalent to one cigarette

Tobacco Heat sticks	1 heat stick
Cigars	1 cigar (regardless of size)
Oral
- Pouch	1 pouch
- Moist Snuff	2.8 gram
- Dry Snuff	2.0 gram
- Loose leaf, plug, twist	7.1 gram
Pipe tobacco	0.8 gram
Roll-your-own	0.8 gram
Make-your-own
- Expanded tobacco	0.5 grams
- Optimised tobacco	0.7 grams

Roll-your-own (RYO)

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR 2020*

Wednesday 18 March	Capital Markets Day

Thursday 30 April	Annual General Meeting at 11.30am
Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG

Friday 31 July	Half-Year Report

* Indicated dates are subject to change

Other Information

Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

In particular, these forward-looking statements include, among other statements, statements regarding the BAT Group’s future financial performance, planned product launches and future regulatory developments, as well as: (i) certain statements in the Financial Performance Review section (pages 6 to 8); (ii) certain statements in the Category Performance Review section (pages 9 to 12); (iii) certain statements in the Regional Review section (pages 13 to 18); (iv) certain statements under the headings “Update on investigations into Misconduct Allegations”, “Update on Quebec Class Action and CCAA”, “Board Succession”, “Changes in the Group” and “Going Concern” (pages 20 to 23); (v) certain statements in the Notes to the Interim Financial Statements section (pages 30 to 44), including the Liquidity and Contingent Liabilities and Financial Commitments sections; (vi) certain statements in the Other Information section (pages 45 to 56), including the Non-GAAP Measures section and under the heading “Dividends”; and (vii) certain statements in the Chief Executive introduction (page 1).

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates and the impact of an unfavourable ruling by a tax authority in a disputed area; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and deliver New Category products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the US Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2019 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

CORPORATE INFORMATION

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK

tel: 0800 408 0094; +44 370 889 3159

Share dealing tel: 0370 703 0084 (UK only)

Your account: www.computershare.com/uk/investor/bri

Share dealing: www.computershare.com/dealing/uk

Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing

JSE (Share Code: BTI)

Shares are traded in electronic form only and transactions settled electronically through Strate.

Computershare Investor Services Proprietary Limited

Private Bag X9000, Saxonwold 2132, South Africa

tel: 0861 100 634; +27 11 870 8216

email enquiries: web.queries@computershare.co.za

Sponsor for the purpose of the JSE

UBS South Africa (Pty) Ltd

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c. Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: +1 888 985 2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.

Registered office

Globe House, 4 Temple Place, London, WC2R 2PG, UK

tel: +44 20 7845 1000; facsimile: +44 20 7240 0555

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.

Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront, Cape Town 8000

South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6712

DEFINITIONS and GLOSSARY

The following is a summary of the key definitions and terms used within this report:

Term	Definition
AMSSA	Americas (excluding US) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa
APME	Asia Pacific and Middle East. The key markets are: Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam
British American Tobacco, BAT, Group, we, us and our	When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes tobacco business activity this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.
ENA

Europe and North Africa. The Key Markets are:

Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine

Modern Oral	Includes EPOK, Lyft, Velo and other modern white snus
New Categories	Includes vapour, THP and Modern Oral
PRRP	Potentially Reduced-Risk Products – THP, vapour, Modern Oral and Traditional Oral categories
RAI	Reynolds American Inc.
RAI Group	RAI, together with its subsidiaries
Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), glo and Neo
Strategic Portfolio	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), Vype, Vuse, glo, Neo, Chic, Ten Motives, ViP, EPOK, Lyft, Velo, Granit, Mocca, Grizzly, Camel Snus, Kodiak
THP	Tobacco heating products, which include glo and our hybrid products
Traditional Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus)
US	United States of America
Value share	The retail sales value of the product sold as a proportion of total retail sales value in that category
Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, Chic, ViP and Ten Motives
Volume share	The amount of volume of the product sold as a proportion of the total volume sold in the industry / category / market

Based on the available science, New Categories and Traditional Oral products have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.*

*Our vapour product Vuse (including Alto and Vibe), and oral products Grizzly, Camel Snus, Kodiak and Velo, which are only sold in the US, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

APPENDIX – ADDITIONAL INFORMATION ON REVENUE, BY CATEGORY BY REGION
Year ended 31 December 2019 (£m)
	Combustibles	Vapour	THP	Modern Oral	Total New Categories	Traditional Oral	Other	Total Revenue
£m (at ACTUAL / CURRENT rates)
US	9,078	207	1	9	217	1,052	26	10,373
Vs 2018	+8.6%	+12.4%	-7.7%	n/m	+17.1%	+14.5%	-21.2%	+9.2%
APME	4,387	4	671	-	675	-	91	5,153
Vs 2018	+3.4%	+906%	+23.2%	-	+23.9%	-	-3.5%	+5.6%
AMSSA	3,992	43	-	1	44	-	225	4,261
Vs 2018	+2.7%	+120%	-	n/m	+119%	-	+10.2%	+3.6%
ENA	5,544	147	56	116	319	29	198	6,090
Vs 2018	-0.7%	+29.2%	+200%	+234%	+91.0%	+33.4%	-14.2%	+1.4%
Total	23,001	401	728	126	1,255	1,081	540	25,877
Vs 2018	+4.2%	+26.1%	+28.9%	+267%	+36.9%	+15.0%	-4.0%	+5.7%
Adj items	(50)	-	-	-	-	-	-	(50)
Exchange	(59)	(9)	(35)	3	(41)	(45)	1	(144)
Total Adj Rev at cc	22,892	392	693	129	1,214	1,036	541	25,683
Vs 2018	+4.6%	+23.4%	+22.7%	+273%	+32.4%	+10.2%	-3.8%	+5.6%
Adjusted at CONSTANT
US	8,679	198	1	8	207	1,006	25	9,917
Vs 2018	+3.8%	+7.4%	-11.7	n/m	+11.9%	+9.5%	-27.1%	+4.4%
APME	4,429	4	636	-	640	-	88	5,157
Vs 2018	+4.4%	+902%	+16.8%	-	+17.5%	-	-6.9%	+5.6%
AMSSA	4,217	42	-	1	43	-	231	4,491
Vs 2018	+8.5%	+117%	-	n/m	+116%	-	+13.1%	+9.2%
ENA	5,567	148	56	120	324	30	197	6,118
Vs 2018	+3.0%	+30.1%	+200%	+246%	+94%	+38.5%	-14.3%	+5.0%
Total	22,892	392	693	129	1,214	1,036	541	25,683
Vs 2018	+4.6%	+23.4%	+22.7%	+273%	+32.4%	+10.2%	-3.8%	+5.6%

        Note – n/m – not meaningful